As filed with the Securities and Exchange Commission on December 4, 2006

Registration No. 333-138568

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST STATE BANCORPORATION

(Exact Name of Registrant as Specified in its Charter)

New Mexico	85-0366665
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

7900 Jefferson, N.E.

Albuquerque, New Mexico 87109

(505) 241-7500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael R. Stanford

President and Chief Executive Officer

7900 Jefferson, N.E.

Albuquerque, New Mexico 87109

(505) 241-7500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

with copies to:

Frank Ed Bayouth Skadden, Arps, Slate, Meagher & Flom LLP 1000 Louisiana, Suite 6800 Houston, Texas 77002 (713) 655-5100	Michael T. Kohler Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2006

PRELIMINARY PROSPECTUS

2,750,000 Shares of Common Stock

We are offering 2,750,000 shares of common stock.

Our common stock is traded on The NASDAQ Stock Market, or Nasdaq, under the symbol “FSNM.” On December 1, 2006, the last reported sale price of our shares on Nasdaq was $24.80 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

The underwriters will be granted a 30-day option to purchase up to an additional 412,500 shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Deposit Insurance Fund or any other governmental agency.

The underwriters expect to deliver the shares to purchasers on                     , 2006.

Keefe, Bruyette & Woods

Raymond James

FTN Midwest Securities

Sterne Agee

The date of this prospectus is                     , 2006

Fort Collins
JACKSON
LARIMER
WELD
Longmont
Longmont
Firestone
MORGAN
BOULDER
GRAND
Erie
Boulder
Louisville
Lafayette
Broomfield
GILPIN
ADAMS
Denver
DENVER
Lakewood
CLEAR CREEK
ARAPAHOE
JEFFERSON
Littleton
EAGLE
SUMMIT
DOUGLAS
ELBERT
LAKE
PARK
EL PASO
TELLER
CHAFFEE
Colorado Springs
WYOMING
SALT LAKE CITY
Aurora
Colorado Springs
NEVADA
UTAH
ARIZONA
SANTA FE
Albuquerque
NEW MEXICO
Glendale
PHOENIX
Tempe
Tucson
El Paso
FSNM
FRCC

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

FORWARD LOOKING STATEMENTS

This prospectus and the information incorporated by reference include forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The discussions regarding our growth strategy, including the proposed acquisition of Front Range Capital Corporation, and competition in the banking industry include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, the successful consummation of the Front Range Capital Corporation transaction and the integration of Front Range into our business, faster or slower than anticipated growth, economic conditions, the response of competitors to our marketing strategy and competition in the geographic and business areas in which we conduct our operations. For a discussion of factors that could cause actual results to differ, please see the discussion under “Risk Factors” contained in this prospectus and in the other information contained in our publicly available Securities and Exchange Commission, or SEC, filings.

Forward-looking statements speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus. All subsequent written and oral forward-looking statements concerning any matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. There may be other factors not identified above of which we are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by law.

ii

SUMMARY

This summary is not complete and does not contain all of the information you should consider before buying shares of our common stock in this offering. You should read the following summary with the more detailed information about us and our financial statements, including the notes to those financial statements, contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

When used in this prospectus, unless otherwise specified or the context otherwise requires, the terms “Company,” “First State,” “FSB,” “we,” “our” and “us” refer to First State Bancorporation, and the terms “Front Range” and “FRCC” refer to Front Range Capital Corporation.

First State Bancorporation

We are a New Mexico-based bank holding company. We provide commercial banking services to businesses through our subsidiary bank, First Community Bank, formerly First State Bank N.M. (the “Bank”). As of September 30, 2006, we operated 49 branch offices, including 39 in New Mexico, seven in Colorado, two in Utah and one in Arizona. Based on total assets as of September 30, 2006, we are the largest independent bank holding company headquartered in New Mexico and one of the few remaining independent commercial banking organizations exclusively focused on the southwestern United States. We offer a broad range of lending and depository services including commercial, real estate and consumer loans to small and medium—sized businesses, professionals and individuals located in our markets. We believe our size provides us with competitive advantages in our marketplace. We are large enough to be able to offer our commercial and individual customers the range of products typically found in larger financial institutions. At the same time, we have worked hard to retain our identity as a community banking institution. We emphasize high touch, responsive customer service to our customers. We seek to provide individualized service, access to senior decision makers, and a quick turn around time on lending decisions. We believe that by offering our customers personalized service, we can compete effectively, particularly against the large super-regional institutions that control a majority of the deposits in our various markets.

We have grown substantially since we went public in 1993, through a combination of organic growth, driven by a de novo branching strategy, and acquisitions. In 2002, we entered the Colorado and Utah markets with the acquisition of First Community Industrial Bank, or FCIB. The acquisition of FCIB added approximately $400 million in assets to our Bank. In January of 2006, we acquired Access Anytime Bancorp, Inc., or Access, and New Mexico Financial Corporation, or NMFC. These two acquisitions added approximately $400 million in total assets to the Bank and provided an opportunity to enter the Phoenix, Arizona market. On October 4, 2006, we announced the execution of a definitive agreement to acquire Front Range for $72 million. This acquisition will add approximately $450 million in assets and 13 branches to our franchise along Colorado’s front range which includes the Denver metropolitan area. We believe that this acquisition will significantly accelerate our planned build-out of our Colorado franchise and going forward will permit us to focus on organic growth in our markets as opposed to growth through acquisitions.

We believe that the strategy we have employed successfully in the New Mexico market and are currently employing in the Colorado and Utah markets can be successfully employed in other markets in the Southwest, namely Phoenix, Arizona. Our goal is to continue building a broad-based, well capitalized, diversified, customer-focused regional financial institution while continuing to pursue the high growth strategy we have been successful with to date.

At September 30, 2006, we and First Community Bank were “well capitalized” under regulatory capital guidelines. At September 30, 2006, we had total assets, total deposits and total shareholders’ equity of $2.659 billion, $2.093 billion and $225 million, respectively.

During the 10 years ended September 30, 2006, our compound annual growth rates for assets, loans, deposits and earnings per share, or EPS, have been as follows:

Assets	24.2%
Loans	23.8%
Deposits	23.3%
EPS (1)	16.5%

(1)	Based on EPS for the nine months ended September 30, 1996 and September 30, 2006.

Our executive offices are located at 7900 Jefferson N.E., Albuquerque, New Mexico 87109, and our telephone number is (505) 241-7500.

Recent Developments

Acquisition of Front Range Capital Corporation. On October 4, 2006, we entered into an agreement to acquire Front Range for $72 million in cash. Front Range is a bank holding company headquartered in Broomfield, Colorado, southeast of Boulder along the Denver-Boulder business corridor. Front Range’s banking subsidiary, Heritage Bank, has 13 full-service branches in the Denver-Boulder-Longmont triangle. Heritage Bank also offers investment services through its investment division, Heritage Investments, and mortgage loans through its mortgage division, Heritage Bank Mortgage Division.

The completion of the merger is subject to various customary closing conditions, including obtaining the approval of Front Range’s stockholders and the receipt of applicable regulatory approvals. In the event of a termination of the merger agreement under certain circumstances, we or Front Range may be required to pay the other a termination fee.

We believe that our acquisition of Front Range:

•	allows us to accelerate our franchise expansion in Colorado;

•	provides a platform for continued financial growth;

•	allows us to focus on new markets; and

•	eliminates our need for future merger and acquisition activities in Colorado.

Issuance of Trust Preferred Securities. We plan to issue approximately $17.5 million in trust preferred securities in the fourth quarter of 2006. We intend to use the proceeds from the proposed offering of these trust preferred securities to pay a portion of the purchase price for our acquisition of Front Range as well as to redeem approximately $7.5 million of our outstanding trust preferred securities.

Common Stock Purchase Rights. On December 18, 1996, we paid a dividend of one right (a “right”) for each outstanding share of our common stock held of record at the close of business on November 20, 1996, or issued thereafter and before the Separation Time (as defined in the Rights Agreement, as defined below) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of October 25, 1996 (the “Rights Agreement”), between us and American Securities Transfer & Trust, Inc., as Rights Agent. Each right entitled its registered holder to purchase from us, after the Separation Time, one share of our common stock for $45, subject to adjustment. The Rights Agreement and the rights expired on November 20, 2006 and we do not anticipate renewing the Rights Agreement or issuing new rights at this time.

For a more detailed discussion of these recent events, please see our current reports filed with the Securities and Exchange Commission on Form 8-K, which are incorporated by reference in this prospectus. See “Where You Can Find More Information.”

The Offering

Common stock offered (1)	2,750,000 shares.

Offering price per share of common stock	$

Shares of common stock to be outstanding after the offering (2)	20,358,913 shares.

Use of proceeds

We will receive net proceeds from this offering of approximately $64.8 million ($74.6 million if the underwriters’ over-allotment option is exercised in full). We intend to use approximately $62 million of the net proceeds from this offering, together with approximately $10 million of the net proceeds from our proposed offering of approximately $17.5 million of trust preferred securities in the fourth quarter of 2006, to pay the $72 million purchase price for the Front Range acquisition. Any remaining proceeds from this offering will be used to pay the fees and expenses related to the Front Range acquisition and for working capital and other general corporate purposes. If the Front Range acquisition is not completed for any reason, we will use the net proceeds for working capital and other general corporate purposes, which may include other acquisitions that we have not yet identified. See “Use of Proceeds.”

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 7 of this prospectus as well as other information included or incorporated by reference in this prospectus.

The NASDAQ Stock Market trading symbol	“FSNM”

(1)	The number of shares of common stock to be offered by us excludes the issuance of 412,500 shares of common stock that we may issue if the underwriters exercise in full the over-allotment option that we will be granting to them. See “Underwriting.”
(2)	The number of shares of common stock to be outstanding after this offering excludes 1,423,396 shares issuable upon exercise of outstanding employee stock options.

Summary Historical Financial Information of First State Bancorporation

The summary financial information in the table below as of and for the years ended December 31, 2005, 2004 and 2003 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary financial information as of and for the nine months ended September 30, 2006 and 2005 comes from our unaudited financial statements incorporated by reference in this prospectus. Such interim statements include all adjustments that are, in the opinion of our management, necessary to present fairly our financial information as of the conclusion of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or for the Nine Months Ended September 30, (unaudited)		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Total interest income	$133,027	$88,065	$121,957	$93,442	$83,713
Total interest expense	47,705	26,313	37,712	23,875	22,629

Net interest income	85,322	61,752	84,245	69,567	61,084
Provision for loan losses	(5,488)	(3,475)	(3,920)	(4,500)	(5,543)

Net interest income after provision for loan losses	79,834	58,277	80,325	65,067	55,541
Total non-interest income	14,186	12,128	16,451	14,191	14,521
Total non-interest expenses	67,929	46,494	63,590	55,478	47,242

Income before income taxes	26,091	23,911	33,186	23,780	22,820
Income tax expense	9,121	8,614	11,788	8,555	7,969

Net income	$16,970	$15,297	$21,398	$15,225	$14,851

Basic earnings per share	$0.97	$0.99	$1.39	$0.99	$0.99
Diluted earnings per share	$0.95	$0.98	$1.36	$0.99	$0.98
Consolidated Balance Sheet Data:
Total cash and cash equivalents	$73,196	$76,354	$60,727	$45,265	$86,150
Total investment securities	419,634	315,325	454,312	290,925	235,120
Total loans	1,991,359	1,515,058	1,525,927	1,377,795	1,231,485
Goodwill and intangibles, net	74,691	43,833	43,806	43,914	44,025
Total assets	2,659,483	2,019,700	2,157,571	1,815,510	1,646,739
Total deposits	2,092,996	1,472,634	1,510,007	1,401,303	1,195,875
Federal Home Loan Bank advances and other	129,545	259,818	198,793	153,852	216,822
Junior subordinated debentures	57,774	48,971	48,971	38,661	32,500
Total stockholders’ equity	225,479	155,915	160,179	144,309	132,441
Other Data:
Dividends per common share	$0.24	$0.21	$0.28	$0.24	$0.22
Dividend payout ratio	24.90%	21.12%	20.14%	23.63%	21.62%
Book value per share	$12.81	$10.14	$10.41	$9.42	$8.71
Tangible book value per share	$8.57	$7.29	$7.56	$6.55	$5.81
Stockholders’ equity as a percentage of assets at period end	8.48%	7.72%	7.42%	7.95%	8.04%
Tangible stockholders’ equity as a percentage of assets at period end	5.67%	5.55%	5.39%	5.53%	5.37%
Tangible stockholders’ equity as a percentage of tangible assets at period end	5.83%	5.67%	5.51%	5.67%	5.52%
Annualized return on average assets	0.89%	1.05%	1.08%	0.89%	1.01%
Annualized return on average common equity	10.43%	13.59%	14.01%	10.94%	11.76%
Net interest margin	4.93%	4.64%	4.64%	4.47%	4.59%
Ratio of total nonperforming assets to total assets	0.71%	0.32%	0.35%	0.51%	0.86%
Allowance for loan losses as a percentage of total loans held for investment	1.16%	1.17%	1.16%	1.13%	1.15%
Net charge-offs as a percentage of average total loans	0.12%	0.10%	0.12%	0.26%	0.29%
Ratio of total nonperforming loans to total loans	0.90%	0.36%	0.44%	0.58%	1.02%
Allowance for loan losses as a percentage of nonperforming loans	127%	315%	259%	192%	113%
Efficiency ratio (including all expenses and amortization)	68.26%	62.93%	63.15%	66.24%	62.49%

Summary Historical Financial Information of Front Range Capital Corporation

The summary financial information in the table below as of and for the year ended December 31, 2005 is derived from Front Range’s audited financial statements. The summary financial information as of and for the nine months ended September 30, 2006 and 2005 comes from Front Range’s unaudited financial statements. Such interim statements include all adjustments that are, in the opinion of Front Range’s management, necessary to present fairly the financial information of Front Range as of the conclusion of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or for the Nine Months Ended September 30, (unaudited)		At or for the Year Ended December 31, 2005
	2006	2005
	(dollars in thousands, except per share data)
Statement of Operations Data:
Total interest income	$23,321	$20,104	$27,663
Total interest expense	10,800	7,560	11,307

Net interest income	12,521	12,544	16,356
Provision for loan losses	(866)	(831)	(953)

Net interest income after provision for loan losses	11,655	11,713	15,403
Total non-interest income	2,719	2,955	3,776
Total non-interest expenses	15,625	13,635	18,789

Income (loss) before income taxes	(1,251)	1,033	390
Income tax (benefit) expense	(758)	67	(278)

Net income (loss)	$(493)	$966	$668

Basic earnings (loss) per share	$(0.37)	$0.43	$0.24
Diluted earnings (loss) per share	$(0.37)	$0.43	$0.24
Balance Sheet Data:
Total cash and cash equivalents	$13,553	$14,971	$16,175
Total investment securities	75,033	87,306	84,158
Total loans	328,339	323,785	325,232
Goodwill and intangibles, net	125	125	125
Total assets	449,767	458,009	457,241
Total deposits	372,178	340,828	352,886
Federal Home Loan Bank advances and other	40,756	79,324	66,717
Junior subordinated debentures	9,485	9,485	9,485
Total stockholders’ equity	21,878	23,456	22,681
Other Data:
Dividends per common share	$0.00	$0.00	$0.00
Dividend payout ratio	0.00%	0.00%	0.00%
Book value per share	$9.63	$10.51	$10.10
Tangible book value per share	$9.57	$10.45	$10.03
Stockholders’ equity as a percentage of assets at period end	4.86%	5.12%	4.96%
Tangible stockholders’ equity as a percentage of assets at period end	4.84%	5.09%	4.93%
Tangible stockholders’ equity as a percentage of tangible assets at period end	4.84%	5.10%	4.93%
Annualized return on average assets	-0.15%	0.29%	0.15%
Annualized return on average equity	-2.89%	5.51%	2.86%
Net interest margin	4.15%	4.24%	4.10%
Ratio of total nonperforming assets to total assets	1.13%	0.96%	1.12%
Allowance for loan losses as a percentage of total loans held for investment	0.89%	1.06%	0.95%
Net charge-offs as a percentage of average loans	0.32%	0.30%	0.45%
Ratio of total nonperforming loans to total loans	1.20%	1.23%	1.53%
Allowance for loan losses as a percentage of nonperforming loans	74%	87%	62%
Efficiency ratio (including all expenses and amortization)	102.53%	87.97%	93.33%

Summary Pro Forma Financial Information

The summary pro forma financial information set forth below gives effect to the following transactions as if they had occurred on January 1, 2005, in the case of statement of operations data, and September 30, 2006, in the case of balance sheet data:

•	our proposed acquisition of Front Range;

•	the sale of 2,750,000 shares of common stock in this offering and the application of $64.8 million of net proceeds from such sale; and

•	the anticipated sale of approximately $17.5 million of trust preferred securities (which includes the redemption of approximately $7.5 million of our outstanding trust preferred securities).

The pro forma financial information does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the transactions had occurred on the dates indicated, nor is it indicative of our future operating results or our financial position. The pro forma adjustments are based on the information and assumptions available at the date of this prospectus. This summary information should be read in conjunction with the unaudited pro forma combined condensed financial information contained in this prospectus.

	For the Nine Months Ended September 30, 2006	For the Year Ended December 31, 2005
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Total interest income	$156,380	$177,245
Total interest expense	58,994	58,237

Net interest income	97,386	119,008
Provision for loan losses	(7,654)	(3,157)

Net interest income after provisions for loan losses	89,732	115,851
Total non-interest income	16,905	25,177
Total non-interest expenses	81,174	99,205

Income before income taxes	25,463	41,823
Income tax expense	8,561	14,430

Net income	$16,902	$27,393

Basic earnings per share	$.83	$1.35
Diluted earnings per share	$.82	$1.33

At September 30, 2006
Consolidated Balance Sheet Data:
Total loans	$2,320,708
Total assets	3,167,976
Total deposits	2,465,155
Total stockholders’ equity	290,297

RISK FACTORS

You should carefully consider the following risks as well as the other information contained elsewhere or incorporated by reference in this prospectus before buying our common stock in this offering.

Our profitability depends significantly on local and overall economic conditions.

Our success is dependent to a significant extent upon local economic conditions in the communities we serve and the general economic conditions in the United States. The economic conditions, including real estate values, in these areas and throughout the United States have a significant impact on loan demand, the ability of borrowers to repay these loans and the value of the collateral securing these loans. A decline in economic conditions, including a decline in real estate values, over a prolonged period of time in any of these areas could cause significant increases in nonperforming assets, which could cause decreased operating results, liquidity and capital.

Our loan portfolio is also concentrated in New Mexico, Colorado and Utah. Adverse economic conditions in these states could have a greater effect on our ability to attract deposits and result in high rates of loss and delinquency on our loan portfolio compared to competitors who may have more geographic diversification.

Our small to medium-sized business customers may have less financial resources with which to weather a downturn in the economy.

One of the primary focal points of our business development and marketing strategy is serving the banking and financial services needs of small to medium-sized businesses. Small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions become unfavorable in New Mexico, Colorado, Utah or Arizona, the businesses of our customers and their ability to repay outstanding loans may be negatively affected. As a consequence, our results of operations and financial condition may be adversely affected.

Fluctuations in interest rates could reduce our profitability.

Our net interest income may be reduced by changes in the interest rate environment. Our earnings depend to a significant extent on the interest rate differential. The interest rate differential or “spread” is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. These rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In particular, changes in the discount rate by the Board of Governors of the Federal Reserve System usually lead to changes in interest rates, which affect our interest income, interest expense and securities portfolio. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. Loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

In addition, our net income is affected by our interest rate sensitivity. Interest rate sensitivity is the difference between our interest-earning assets and our interest-bearing liabilities maturing or repricing within a given time period. Interest rate sensitivity is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. As of September 30, 2006, our interest sensitivity was positive. As a result, if a decrease in rates occurs, our results of operations and financial condition may be adversely affected.

Our loans are concentrated in New Mexico, Colorado and Utah and adverse conditions in those markets could adversely affect operations.

Because our loans and deposits are in only a few concentrated geographic areas, our business may be more affected by local economic conditions and could be more vulnerable than banks whose lending and deposit activities are in larger, more geographically diversified markets. A prolonged or more extreme downturn in the local economies in New Mexico, Colorado or Utah could have an adverse effect on business activity, employment and collateral values, with a corresponding adverse effect on loan growth, income, and on borrowers’ abilities to repay loans.

We operate in a highly regulated environment; changes in federal and state laws and regulations and accounting principles may adversely affect us.

We are a bank holding company. Bank holding companies and their subsidiaries operate in a highly regulated environment, subject to extensive supervision and examination by federal and state bank regulatory agencies. We are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax law and accounting principles. Any change in applicable regulations, or federal or state legislation or in accounting principles could have a significant impact on us and our results of operations. Additional legislation or regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations. If new legislation, regulations or accounting principles are enacted or adopted, our results of operations and financial condition may be adversely affected.

In particular, we are subject to the Bank Holding Company Act of 1956, as amended, and to regulation and supervision by the Federal Reserve Board. First Community Bank, as a state member bank of the Federal Reserve System, is subject to regulation and supervision by the Federal Reserve Board and the New Mexico Financial Institutions Division of the Regulation and Licensing Department and, because its deposits are insured, by the Federal Deposit Insurance Corporation. Our operations in Colorado, Utah, and Arizona may also be subject to regulation and supervision by the State of Colorado Division of Banking, the Utah Department of Financial Institutions, and the Arizona State Banking Department, respectively. Regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of the regulators’ supervisory and enforcement duties. If regulators exercise these powers, our results of operations and financial condition may be adversely affected.

We currently qualify, and have elected with the Federal Reserve Board, to be a financial holding company under the Gramm-Leach-Bliley Act. Financial holding companies may engage in a wider range of activities and may affiliate with a wider range of companies than may bank holding companies that are not financial holding companies. If we were to engage in activities or affiliate with companies permissible only for financial holding companies, and we were to lose our status as a financial holding company, we could be required to cease those activities or divest those companies. This could adversely affect our results of operations and financial condition. However, we do not currently engage in activities, and are not currently affiliated with any companies, in reliance on our financial holding company status.

The Federal Reserve Board has a policy stating that a bank holding company is expected to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support the subsidiary bank. Under this doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices if it fails to commit resources to such a subsidiary bank. A capital injection may be required at times when the holding company may be required to borrow the funds or otherwise obtain the funds from external sources.

Banking regulations may restrict our ability to pay dividends.

Although we hold all of the outstanding capital stock of First Community Bank, we are a legal entity separate and distinct from First Community Bank. Our ability to pay dividends on our common stock will depend primarily on the ability of First Community Bank to pay dividends to us. First Community Bank’s ability to pay dividends and make other capital distributions to us is governed by federal and state law. Federal and state regulatory limitations on a bank’s dividends generally are based on the bank’s capital levels and current and retained earnings. The earnings of First Community Bank may not be sufficient to make capital distributions to us in an amount sufficient for us to service our obligations or to pay dividends on our common stock.

First Community Bank is prohibited under federal law from paying any dividend that would cause it to become “undercapitalized.” As of September 30, 2006, First Community Bank met the capital requirements of a “well capitalized” institution under applicable Federal Reserve Board regulations. We cannot assure you that the bank will remain “well capitalized.”

It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available from the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Federal Reserve Board policy also provides that bank holding companies should not maintain such a level of cash dividends that would undermine the bank holding company’s ability to provide financial resources as needed to its insured banking subsidiaries. Additionally, the Federal Reserve Board has the right to object to a distribution on safety and soundness grounds. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The terms of our trust preferred securities may restrict our ability to pay dividends.

If we suspend payments on our trust preferred securities we will not be able to pay dividends to holders of our common stock. The terms of our trust preferred securities allow us to suspend payments of interest, at our option, for up to five years. We expect that similar provisions will exist in any future offerings of trust preferred securities. However, if we exercise our option to suspend those payments, we will be prohibited from paying any dividends on any class of capital stock for as long as the trust preferred interest payments remain suspended. We are currently paying interest on our trust preferred securities and have no plans to suspend those payments. However, we cannot assure you that we will not suspend payments in the future.

Defaults in the repayment of loans may negatively affect our business.

A borrower’s default on its obligations under one or more of our loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may have to write-off the loan in whole or in part. In these situations, we may acquire real estate or other assets, if any, which secure the loan through foreclosure or other similar available remedies. In these cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired.

We regularly make a determination of an allowance for loan losses based on available information, including the quality of and trends in our loan portfolio, economic conditions, the value of the underlying collateral, historical charge-offs and the level of our non-accruing loans. Provisions for this allowance result in an expense for the period. If, as a result of general economic conditions or an increase in defaulted loans, we determine that additional increases in the allowance for loan losses are necessary, we may incur additional expenses. In addition, bank regulatory agencies periodically review our allowances for loan losses and the values we attribute to real estate acquired through foreclosure or other similar remedies. These regulatory agencies may require us to adjust our determination of the value for these items. If we are required to adjust our allowances for loan losses, our results of operations and financial condition may be adversely affected.

Competition with other financial institutions could adversely affect our profitability.

The banking business is highly competitive, and our profitability depends upon our ability to compete in our market areas. We compete with other commercial and savings banks and savings and loan associations. We also compete with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and governmental organizations that may offer subsidized financing at lower rates than those we offer. Many of our competitors have significantly greater financial and other resources than we do. Although we have been able to compete effectively in the past, we may not be able to compete effectively in the future. Our large competitors may also in the future attempt to respond directly to our marketing strategy by emphasizing similar services.

Environmental liability associated with commercial lending could result in losses.

In the course of our business, we may acquire through foreclosure properties securing loans that are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, under some circumstances we might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of the affected properties. We may not have adequate remedies against the prior owner or other responsible parties, and could find it difficult or impossible to sell the affected properties. If we experience these difficulties, our results of operations and financial condition may be adversely affected.

We are dependent on key personnel.

Our success has been and continues to be largely dependent on the services of Michael R. Stanford, our President and Chief Executive Officer, H. Patrick Dee, our Executive Vice President and Treasurer, Christopher C. Spencer, our Senior Vice President and Chief Financial Officer, and other members of management who have significant relationships with our customers. The prolonged unavailability or the unexpected loss of any of these officers could have an adverse effect on our growth and profitability.

Our Restated Articles of Incorporation, our Bylaws and New Mexico law may delay or prevent an acquisition of us by a third party.

Our Restated Articles of Incorporation, our Bylaws and New Mexico law contain provisions that make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions also could discourage proxy contests and may make it more difficult for you and other shareholders to elect your own representatives as directors and take other corporate actions.

Our Restated Articles of Incorporation do not permit cumulative voting of shareholders in the election of directors. As a result, the holders of a majority of our outstanding shares control the election of all our directors. We also have a staggered board, which means that only one-third of our board can be replaced by shareholders at any annual meeting. Directors may not be removed without cause except with the affirmative vote of at least two-thirds of our shareholders.

Our Restated Articles of Incorporation also prohibit business combinations with a person who acquires 10% or more of any class of our equity securities, including our common stock, unless the acquiror receives prior approval for the business combination from at least 66.6% of the votes entitled to vote at a meeting of our shareholders held to vote on the proposed business combination. This provision in our Restated Articles of Incorporation is in addition to the limitations that New Mexico law provides that may discourage potential acquirors from purchasing shares of our common stock. Under New Mexico law, our directors may consider the interest of persons other than our shareholders when faced with unsolicited offers for control of us. For example, our directors may consider the interest of our employees, suppliers, creditors, the communities we serve and the State of New Mexico generally in evaluating any change of control offer.

These and other provisions of New Mexico law and our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

If we do not complete the acquisition of Front Range or to the extent there are excess proceeds from this offering, our management will have broad discretion over the use of these proceeds and investors will not have the opportunity to evaluate information concerning the application of those proceeds.

We will receive net proceeds from this offering of approximately $64.8 million ($74.6 million if the underwriters’ over-allotment option is exercised in full). We intend to use approximately $62 million of the net proceeds from this offering, together with approximately $10 million of the net proceeds from our proposed offering of approximately $17.5 million of trust preferred securities in the fourth quarter of 2006, to pay the $72 million purchase price for the Front Range acquisition. Any remaining proceeds from this offering will be used to pay the fees and expenses related to the Front Range acquisition and for working capital and other general corporate purposes. If the Front Range acquisition is not completed for any reason, we will use the net proceeds for working capital and other general corporate purposes, which may include other acquisitions that we have not yet identified. Our management will retain broad discretion as to the use and allocation of the net proceeds from this offering in the event that we do not acquire Front Range or there are excess proceeds from this offering. As a result, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds from this offering.

We may have difficulty integrating our operations with those of Front Range.

We have operated independently from Front Range. It is possible that the integration process could result in the loss of key employees, as well as the disruption of our or Front Range’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect our ability to maintain relationships with clients, customers, depositors and employees after the acquisition or to achieve the anticipated benefits of the acquisition. Integration efforts will also divert management attention and resources. These integration matters could have an adverse effect on our operations.

We may fail to realize the anticipated benefits of the acquisition.

The success of the acquisition of Front Range will depend, in part, on our ability to realize the anticipated growth opportunities, economies of scale and other benefits from combining the operations of Front Range into ours. To realize the anticipated benefits of this combination, our management team must develop strategies and implement a business plan that will successfully combine the businesses. If we do not realize economies of scale and other anticipated benefits as a result of the acquisitions, the value of our common stock may decline.

An extended disruption of our vital infrastructure could negatively impact our operations, results and financial condition.

Our operations depend upon, among other things, our infrastructure, including equipment and facilities. An extended disruption of vital infrastructure by fire, power loss, computer hacking or viruses, terrorist activity, natural disaster, telecommunications failure or other events beyond our control could impact the financial services industry as a whole and our business. Our business recovery plan may not work as intended or may not prevent significant interruptions of our operations.

USE OF PROCEEDS

The net proceeds to us from the sale of the shares of common stock in this offering are estimated to be approximately $64.8 million ($74.6 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $62 million of the net proceeds from this offering, together with approximately $10 million of the net proceeds from our proposed offering of approximately $17.5 million of trust preferred securities in the fourth quarter of 2006, to pay the $72 million purchase price for the Front Range acquisition. Any remaining proceeds from this offering will be used to pay the fees and expenses related to the Front Range acquisition and for working capital and other general corporate purposes. Pending the use of the net proceeds of this offering for that purpose, we intend to invest these net proceeds in short-term, interest-bearing investments.

If the Front Range acquisition is not completed for any reason, we will use the net proceeds for working capital and other general corporate purposes, which may include other acquisitions that we have not yet identified.

PRICE RANGE OF AND DIVIDENDS ON OUR COMMON STOCK

Our common stock is traded on the Nasdaq under the symbol “FSNM.” Our common stock commenced trading on November 3, 1993. The following table sets forth, for the periods indicated, the high and low closing prices per share of, and cash dividends paid on, our common stock.

	High	Low	Dividends paid per share
2004
First Quarter	$18.12	$14.98	$.06
Second Quarter	$16.25	$14.95	$.06
Third Quarter	$15.80	$14.51	$.06
Fourth Quarter	$19.26	$15.46	$.06

2005
First Quarter	$19.22	$16.95	$.07
Second Quarter	$19.58	$16.85	$.07
Third Quarter	$23.43	$18.69	$.07
Fourth Quarter	$25.79	$20.67	$.07

2006
First Quarter	$27.23	$23.05	$.08
Second Quarter	$27.31	$22.84	$.08
Third Quarter	$26.93	$22.50	$.08
Fourth Quarter (through December 1, 2006)	$26.38	$24.73	—

On December 1, 2006 we had approximately 277 shareholders of record.

Our executive officers and directors collectively beneficially own approximately 8.4% of our outstanding common stock.

Our Board of Directors determines the declaration and payment of cash dividends in light of our earnings, capital requirements, financial condition, regulatory requirements and other relevant factors. Our ability to pay cash dividends depends on the amount of cash dividends paid to us by First Community Bank and our capital position. Capital distributions, including dividends, by First Community Bank are subject to federal and state regulatory restrictions tied to its earnings and capital. See “Risk Factors—Banking regulations may restrict our ability to pay dividends.” In addition, if we exercise our option to suspend payments on our trust preferred securities, we will be prohibited from paying any dividends on any class of capital stock for as long as the trust preferred interest payments remain suspended. See “Risk Factors—The terms of our trust preferred securities may restrict our ability to pay dividends.”

CAPITALIZATION

The following table shows our capitalization on a consolidated basis at September 30, 2006. Our capitalization is presented:

•	on an actual basis; and

•	on a pro forma basis to reflect

•	the sale of 2,750,000 shares of our common stock in this offering and the application of $64.8 million of net proceeds from such sale,

•	our proposed sale of approximately $17.5 million of trust preferred securities (which includes the redemption of approximately $7.5 million of our outstanding trust preferred securities), and

•	our proposed acquisition of Front Range.

You should read the information in this table together with our consolidated financial statements and the related notes which are incorporated by reference in this prospectus as well as our unaudited pro forma combined condensed financial information, including the related notes, which are contained elsewhere in this prospectus.

	As of September 30, 2006
	Actual	Pro Forma
	(dollars in thousands)
Intangible assets:
Goodwill	$65,124	$115,253
Core deposit intangible	9,567	18,609

Total intangible assets	74,691	133,862

Trust preferred securities (1)	55,500	74,700

Stockholders’ equity:
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value, 50,000,000 shares authorized on September 30, 2006 (2)	135,292	200,110
Retained earnings	93,000	93,000
Accumulated other comprehensive loss (3)	(2,813)	(2,813)

Total stockholders’ equity	$225,479	$290,297

Total Tier 1 capitalization	$209,101	$233,948

Tier 2 capitalization (Allowance for loan losses)	$22,784	$26,993

Total capitalization (4)	$231,885	$260,941

Tier 1 risk-based capital ratio	9.43%	9.01%
Tier 1 leverage capital ratio	8.28%	7.86%
Total risk-based capital ratio	10.45%	10.05%

(1)	The actual trust preferred securities at September 30, 2006 of $55.5 million represent the total junior subordinated debentures of $57.774 million less the associated common securities of $1.719 million and the fair market value adjustment related to previous acquisitions of $555,000. The pro forma trust preferred securities at September 30, 2006 of $74.7 million represent the total junior subordinated debentures of $77.476 million less the associated common securities of $2.304 million and the fair market value adjustment related to the current and previous acquisitions of $472,000.
(2)

We had 17,601,668 shares of common stock outstanding at September 30, 2006 and an additional 2,750,000 pro forma shares outstanding at September 30, 2006 after giving effect to this offering. Neither of those numbers include (a) 1,413,396 options to purchase shares of our common stock, which options have been granted and are outstanding as of September 30, 2006, or (b) the 412,500 shares of common stock that we may issue if the underwriters exercise in full the over-allotment option that we will be granting to them.

(3)	Accumulated other comprehensive loss represents unrealized losses on investment securities, net of taxes.
(4)	Total capitalization reflects total Tier 1 and Tier 2 capital for regulatory requirements. Total capitalization is calculated based on total stockholder’s equity excluding the accumulated other comprehensive loss, less total intangible assets, plus the allowance for loan losses and the trust preferred securities.

SELECTED FINANCIAL INFORMATION OF FIRST STATE BANCORPORATION

The selected financial information in the table below as of and for the years ended December 31, 2005, 2004 and 2003 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected financial information in the table below as of and for the years ended December 31, 2002 and 2001 is derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus. The selected financial information as of and for the nine months ended September 30, 2006 and 2005 comes from our unaudited financial statements incorporated by reference in this prospectus. Such interim statements include all adjustments that are, in the opinion of our management, necessary to present fairly our financial information as of the conclusion of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or for the Nine Months Ended September 30, (unaudited)		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Total interest income	$133,027	$88,065	$121,957	$93,442	$83,713	$59,846	$53,630
Total interest expense	47,705	26,313	37,712	23,875	22,629	18,384	20,478

Net interest income	85,322	61,752	84,245	69,567	61,084	41,462	33,152
Provision for loan losses	(5,488)	(3,475)	(3,920)	(4,500)	(5,543)	(2,589)	(2,386)

Net interest income after provision for loan losses	79,834	58,277	80,325	65,067	55,541	38,873	30,766
Total non-interest income	14,186	12,128	16,451	14,191	14,521	12,698	9,414
Total non-interest expenses	67,929	46,494	63,590	55,478	47,242	35,982	27,517

Income before income taxes	26,091	23,911	33,186	23,780	22,820	15,589	12,663
Income tax expense	9,121	8,614	11,788	8,555	7,969	5,631	4,521

Net income	$16,970	$15,297	$21,398	$15,225	$14,851	$9,958	$8,142

Basic earnings per share	$0.97	$0.99	$1.39	$0.99	$0.99	$0.86	$0.83
Diluted earnings per share	$0.95	$0.98	$1.36	$0.99	$0.98	$0.83	$0.81
Consolidated Balance Sheet Data:
Total cash and cash equivalents	$73,196	$76,354	$60,727	$45,265	$86,150	$88,871	$64,891
Total investment securities	419,634	315,325	454,312	290,925	235,120	194,094	187,422
Total loans	1,991,359	1,515,058	1,525,927	1,377,795	1,231,485	1,017,025	548,722
Goodwill and intangibles, net	74,691	43,833	43,806	43,914	44,025	44,328	361
Total assets	2,659,483	2,019,700	2,157,571	1,815,510	1,646,739	1,386,870	827,921
Total deposits	2,092,996	1,472,634	1,510,007	1,401,303	1,195,875	1,079,684	685,022
Federal Home Loan Bank advances and other	129,545	259,818	198,793	153,852	216,822	80,674	1,281
Junior subordinated debentures	57,774	48,971	48,971	38,661	32,500	32,500	7,500
Total stockholders’ equity	225,479	155,915	160,179	144,309	132,441	117,468	58,345
Other Data:
Dividends per common share	$0.24	$0.21	$0.28	$0.24	$0.22	$0.20	$0.17
Dividend payout ratio	24.90%	21.12%	20.14%	23.63%	21.62%	21.61%	20.47%
Book value per share	$12.81	$10.14	$10.41	$9.42	$8.71	$8.02	$5.97
Tangible book value per share	$8.57	$7.29	$7.56	$6.55	$5.81	$4.99	$5.93
Stockholders’ equity as a percentage of assets at period end	8.48%	7.72%	7.42%	7.95%	8.04%	8.47%	7.05%
Tangible stockholders’ equity as a percentage of assets at period end	5.67%	5.55%	5.39%	5.53%	5.37%	5.27%	7.00%
Tangible stockholders’ equity as a percentage of tangible assets at period end	5.83%	5.67%	5.51%	5.67%	5.52%	5.45%	7.01%
Annualized return on average assets	0.89%	1.05%	1.08%	0.89%	1.01%	1.00%	1.13%
Annualized return on average common equity	10.43%	13.59%	14.01%	10.94%	11.76%	12.14%	14.64%
Net interest margin	4.93%	4.64%	4.64%	4.47%	4.59%	4.50%	4.93%
Ratio of total nonperforming assets to total assets	0.71%	0.32%	0.35%	0.51%	0.86%	0.86%	0.33%
Allowance for loan losses as a percentage of total loans held for investment	1.16%	1.17%	1.16%	1.13%	1.15%	1.19%	1.35%
Net charge-offs as a percentage of average total loans	0.12%	0.10%	0.12%	0.26%	0.29%	0.16%	0.30%
Ratio of total nonperforming loans to total loans	0.90%	0.36%	0.44%	0.58%	1.02%	1.08%	0.45%
Allowance for loan losses as a percentage of nonperforming loans	127%	315%	259%	192%	113%	108%	290%
Efficiency ratio (including all expenses and amortization)	68.26%	62.93%	63.15%	66.24%	62.49%	66.44%	64.65%

SELECTED FINANCIAL INFORMATION OF FRONT RANGE CAPITAL CORPORATION

The selected financial information in the table below as of and for the year ended December 31, 2005 is derived from Front Range’s audited financial statements. The selected financial information as of and for the nine months ended September 30, 2006 and 2005 comes from Front Range’s unaudited financial statements. Such interim statements include all adjustments that are, in the opinion of Front Range’s management, necessary to present fairly the financial information of Front Range as of the conclusion of and for the interim periods presented. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or for the Nine Months Ended September 30, (unaudited)		At or for the Year Ended December 31, 2005
	2006	2005
	(dollars in thousands, except per share data)
Statement of Operations Data:
Total interest income	$23,321	$20,104	$27,663
Total interest expense	10,800	7,560	11,307

Net interest income	12,521	12,544	16,356
Provision for loan losses	(866)	(831)	(953)

Net interest income after provision for loan losses	11,655	11,713	15,403
Total non-interest income	2,719	2,955	3,776
Total non-interest expenses	15,625	13,635	18,789

Income (loss) before income taxes	(1,251)	1,033	390
Income tax (benefit) expense	(758)	67	(278)

Net income (loss)	$(493)	$966	$668

Basic earnings (loss) per share	$(0.37)	$0.43	$0.24
Diluted earnings (loss) per share	$(0.37)	$0.43	$0.24

Balance Sheet Data:
Total cash and cash equivalents	$13,553	$14,971	$16,175
Total investment securities	75,033	87,306	84,158
Total loans	328,339	323,785	325,232
Goodwill and intangibles, net	125	125	125
Total assets	449,767	458,009	457,241
Total deposits	372,178	340,828	352,886
Federal Home Loan Bank advances and other	40,756	79,324	66,717
Junior subordinated debentures	9,485	9,485	9,485
Total stockholders’ equity	21,878	23,456	22,681

Other Data:
Dividends per common share	$0.00	$0.00	$0.00
Dividend payout ratio	0.00%	0.00%	0.00%
Book value per share	$9.63	$10.51	$10.10
Tangible book value per share	$9.57	$10.45	$10.03
Stockholders’ equity as a percentage of assets at period end	4.86%	5.12%	4.96%
Tangible stockholders’ equity as a percentage of assets at period end	4.84%	5.09%	4.93%
Tangible stockholders’ equity as a percentage of tangible assets at period end	4.84%	5.10%	4.93%
Annualized return on average assets	-0.15%	0.29%	0.15%
Annualized return on average equity	-2.89%	5.51%	2.86%
Net interest margin	4.15%	4.24%	4.10%
Ratio of total nonperforming assets to total assets	1.13%	0.96%	1.12%
Allowance for loan losses as a percentage of total loans held for investment	0.89%	1.06%	0.95%
Net charge-offs as a percentage of average loans	0.32%	0.30%	0.45%
Ratio of total nonperforming loans to total loans	1.20%	1.23%	1.53%
Allowance for loan losses as a percentage of nonperforming loans	74%	87%	62%
Efficiency ratio (including all expenses and amortization)	102.53%	87.97%	93.33%

FIRST STATE BANCORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information and explanatory notes are presented to show the impact of the proposed merger of Front Range with and into First State. The proposed merger is reflected in the pro forma financial information using the purchase method of accounting.

The Unaudited Pro Forma Combined Condensed Balance Sheet reflects the historical financial position of First State and Front Range at September 30, 2006 with pro forma adjustments based on the assumption that the merger was effective September 30, 2006. The Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2005 also gives effect to the acquisitions of Access and NMFC, which were consummated on January 3, 2006 and January 10, 2006, respectively, with pro forma adjustments based on the assumption that each of the Front Range merger, the Access acquisition and the NMFC acquisition was consummated on January 1 of the indicated period. The Access acquisition and the NMFC acquisition are each reflected using the purchase method of accounting. The adjustments are based on information available and certain assumptions that we believe are reasonable.

The following information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and accompanying notes of First State incorporated by reference into this prospectus. Results for the nine months ended September 30, 2006 or the year ended December 31, 2005 are not necessarily indicative of the results of operations or the combined financial position that would have resulted had each of the Front Range merger, the Access acquisition and the NMFC acquisition been consummated at the beginning of the period indicated.

The unaudited pro forma financial information is provided for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented.

First State Bancorporation

Unaudited Pro Forma Combined Condensed Balance Sheet

The following unaudited pro forma combined condensed balance sheet adjusts our historical data to give effect to the sale of 2,750,000 shares of our common stock in this offering and our proposed sale of approximately $17.5 million of trust preferred securities (which includes the redemption of approximately $7.5 million of our outstanding trust preferred securities) and combines our adjusted consolidated historical balance sheet with the historical balance sheet of Front Range assuming the companies had been combined as of September 30, 2006, on a purchase accounting basis.

	September 30, 2006
	FSB Historical	FSB Adjustments		FSB As Adjusted	FRCC Historical	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands)
Assets
Total cash and cash equivalents	$73,196	$74,818	(2)	$148,014	$13,553	$(76,488	)(4)	$85,079
Investment Securities:
Available for sale	328,324	—		328,324	70,119	—		398,443
Held to maturity	79,479	—		79,479	—	—		79,479
Federal Home Loan Bank and Federal Reserve Bank bank stock, at cost	11,831	—		11,831	4,914	—		16,745
Loans:
Mortgage loans available for sale	22,155	—		22,155	—	—		22,155
Loans held for investment net of unearned interest	1,969,204	—		1,969,204	328,339	1,010	(4)	2,298,553
Less allowance for loan losses	(22,784)	—		(22,784)	(2,909)	(1,300	)(1)(4)	(26,993)

Net loans	1,968,575	—		1,968,575	325,430	(290)		2,293,715
Premises and equipment, net	59,595	—		59,595	12,810	2,063		74,468
Accrued interest receivable	13,168	—		13,168	2,387	—		15,555
Other real estate owned	1,027	—		1,027	6,711	—		7,738
Cash surrender value of bank owned life insurance	33,131	—		33,131	8,675	—		41,806
Goodwill and intangibles	74,691	—		74,691	125	59,046	(3)(4)	133,862
Other assets, net	16,466	300	(2)	16,766	5,043	(723	)(4)	21,086

Total assets	$2,659,483	$75,118		$2,734,601	$449,767	$(16,392)		$3,167,976

Liabilities and Stockholders’ Equity
Deposits:
Non-interest-bearing	$458,402	$—		$458,402	$55,567	$—		$513,969
Interest-bearing	1,634,594	—		1,634,594	316,611	(19	)(4)	1,951,186

Total deposits	2,092,996	—		2,092,996	372,178	(19)		2,465,155
Securities sold under agreements to repurchase and federal funds purchased	142,244	—		142,244	11,006	—		153,250
Federal Home Loan Bank advances and other	129,545	—		129,545	29,750	409	(4)	159,704
Junior subordinated debentures	57,774	10,300	(2)	68,074	9,485	(83	)(4)	77,476
Accrued interest payable	3,111	—		3,111	1,190	—		4,301
Other liabilities	8,334	—		8,334	4,280	5,179	(4)	17,793

Total liabilities	2,434,004	10,300		2,444,304	427,889	5,486		2,877,679
Stockholders’ equity
Preferred stock	—	—		—	3,620	(3,620	)(4)	—
Common stock	141,649	64,818	(2)	206,467	11,414	(11,414	)(4)	206,467
Treasury stock, at cost	(6,357)	—		(6,357)	—	—		(6,357)
Retained earnings	93,000	—		93,000	8,109	(8,109	)(1)(4)	93,000
Unrealized gains (losses)	(2,813)	—		(2,813)	(1,265)	1,265	(4)	(2,813)

Total stockholders’ equity	225,479	64,818		290,297	21,878	(21,878)		290,297

Total liabilities and stockholders’ equity	$2,659,483	$75,118		$2,734,601	$449,767	$(16,392)		$3,167,976

See notes to the unaudited pro forma combined financial information.

First State Bancorporation

Unaudited Pro Forma Combined Condensed Statement of Operations

The following unaudited pro forma combined condensed statement of operations combines our consolidated historical statement of operations with that of Front Range assuming Front Range and First State had been combined as of January 1, 2005, on a purchase accounting basis.

	For the Nine Months Ended September 30, 2006
	FSB Historical	FRCC Historical	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands, except per share data)
Interest income:
Interest and fees on loans	$117,935	$20,863	$(252	)(5)	$138,546
Interest on marketable securities:
Taxable	12,577	1,836	284	(5)	14,697
Nontaxable	1,757	595	—		2,352

Total interest on marketable securities	14,334	2,431	284		17,049

Federal funds sold and interest bearing deposits with other banks	758	27	—		785

Total interest income	133,027	23,321	32		156,380

Interest expense:
Deposits	36,085	8,332	8	(5)	44,425
Short-term borrowings	6,822	1,509	—		8,331
Long-term debt	1,456	376	(66	)(5)	1,766
Junior subordinated debentures	3,342	583	547	(5)	4,472

Total interest expense	47,705	10,800	489		58,994

Net interest income	85,322	12,521	(457)		97,386

Provision for loan losses	(5,488)	(866)	(1,300	)(5)	(7,654)

Net interest income after provision for loan losses	79,834	11,655	(1,757)		89,732

Total non-interest income	14,186	2,719	—		16,905
Total non-interest expenses	67,929	15,625	(2,380	)(5)	81,174

Income (loss) before income taxes	26,091	(1,251)	623		25,463
Income tax (benefit) expense	9,121	(758)	198	(5)	8,561

Net income (loss)	$16,970	$(493)	$425		$16,902

Weighted average basic shares outstanding	17,564,279	1,892,241	857,759		20,314,279
Weighted average diluted shares outstanding	17,883,880	1,892,241	857,759		20,633,880
Basic earnings (loss) per share	0.97	(0.37)	0.50		0.83
Diluted earnings (loss) per share	0.95	(0.37)	0.50		0.82

See notes to the unaudited pro forma combined financial information.

First State Bancorporation

Unaudited Pro Forma Combined Condensed Statement of Operations

The following unaudited pro forma combined condensed statement of operations combine our consolidated historical statement of operations with that of Front Range assuming the companies had been combined as of January 1, 2005, on a purchase accounting basis. In addition, the unaudited pro forma combined condensed statement of operations also includes historical financial information and adjustments to reflect the acquisitions of Access and NMFC which occurred subsequent to December 31, 2005.

	For the Year Ended December 31, 2005
	FSB Historical	Access & NMFC Historical	Access & NMFC Adjustments	FSB/Access/ NMFC Pro Forma Combined	FRCC Historical	FRCC Pro Forma Adjustments		FSB/Access NMFC/ FRCC Pro Forma Combined
	(dollars in thousands, except per share data)
Interest income:
Interest and fees on loans	$108,783	$17,681	$1,567	$128,031	$24,256	$(337	)(5)	$151,950
Interest on marketable securities:
Taxable	10,959	7,205	1,084	19,248	2,468	379	(5)	22,095
Nontaxable	1,824	14	6	1,844	917	—		2,761

Total interest on marketable securities	12,783	7,219	1,090	21,092	3,385	379		24,856

Federal funds sold and interest bearing deposits with other banks	391	249	(223)	417	22	—		439

Total interest income	121,957	25,149	2,434	149,540	27,663	42		177,245

Interest expense:
Deposits	24,725	7,446	(326)	31,845	7,153	7	(5)	39,005
Short-term borrowings	6,011	831	22	6,864	1,910	—		8,774
Long-term debt	4,123	—	—	4,123	594	(86	)(5)	4,631
Junior subordinated debentures	2,853	769	(175)	3,447	1,650	730	(5)	5,827

Total interest expense	37,712	9,046	(479)	46,279	11,307	651		58,237

Net interest income	84,245	16,103	2,913	103,261	16,356	(609)		119,008
Provision for loan losses	(3,920)	1,716	—	(2,204)	(953)	—		(3,157)

Net interest income after provision for loan losses	80,325	17,819	2,913	101,057	15,403	(609)		115,851

Total non-interest income	16,451	4,950	—	21,401	3,776	—		25,177
Total non-interest expenses	63,590	19,116	(1,956)	80,750	18,789	(334	)(5)	99,205

Income (loss) before income taxes	33,186	3,653	4,869	41,708	390	(275)		41,823
Income tax (benefit) expense	11,788	1,847	1,172	14,807	(278)	(99	)(5)	14,430

Net income (loss)	$21,398	$1,806	$3,697	$26,901	$668	$(176)		$27,393

Weighted average basic shares outstanding	15,391,863		2,134,752	17,526,615	1,887,000	863,000		20,276,615
Weighted average diluted shares outstanding	15,689,445		2,154,063	17,843,508	1,887,000	863,000		20,593,508
Basic earnings (loss) per share	1.39		1.73	1.53	0.24	(0.20)		1.35
Diluted earnings (loss) per share	1.36		1.72	1.51	0.24	(0.20)		1.33

See notes to the unaudited pro forma combined financial information.

First State Bancorporation

Notes to the Unaudited Pro Forma Combined Condensed Financial Information

Basis of Presentation

The Front Range acquisition will be accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of Front Range will be recorded at their respective fair values on the date the merger is completed.

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Front Range at their respective fair values. The actual adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The final allocation of the purchase price will be determined after the merger is completed and after completion of a thorough analysis to determine the fair values of Front Range’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of Front Range’s net assets will change the amount of the purchase price allocable to goodwill. Additionally, changes to Front Range’s stockholders’ equity, including net income, after September 30, 2006 through the date the merger is completed will also change the amount of goodwill recorded.

Certain merger-related adjustments are not included in the pro forma statements of operations since they will be recorded in the combined results of operations after completion of the merger and are not indicative of what the historical results of the combined company would have been had the companies actually been combined during the periods presented.

First State Bancorporation adjustments and pro forma adjustments

(1) The pro forma financial information for the merger is included only as of and for the nine months ended September 30, 2006, and for the year ended December 31, 2005.

Additionally, the pro forma combined condensed balance sheet adjustments include an additional $1.3 million in allowance for loan losses to be recorded by Front Range before the merger is consummated which will decrease retained earnings by $1.3 million.

(2) The First State adjustments reflect the proposed offering of approximately $64.8 million of common stock (net of $3.9 million of estimated debt and equity issuance costs) and $10.0 million of trust preferred securities (net of the redemption of approximately $7.5 million of our outstanding trust preferred securities). The First State adjustments assume the sale of the entire $68.75 million of common stock to be sold in this offering.

(3) The computation of the purchase price, the allocation of the purchase price to net assets of Front Range based on fair values estimated at September 30, 2006, and the resulting goodwill are presented below (in thousands). The estimated core deposits intangible is 4.25% of total core deposits of approximately $212.7 million.

PURCHASE PRICE
Consideration for Front Range preferred and common shares		$72,000

ESTIMATED NET ASSETS ACQUIRED
Front Range stockholder’s equity	21,878
Less preferred stock dividend	(70)
Elimination of Front Range’s previous goodwill	(125)
Adjustment to allowance for loan losses	(1,300)
Change of control and severance agreements	(3,118)	17,265

Excess purchase price over carrying value of net assets acquired		54,735

Fair value adjustments:
Loan portfolio	(1,010)
Fixed assets	(2,500)
Fixed maturity deposits	(19)
Federal Home Loan Bank advances	409
Junior subordinated debentures	(83)
Deferred taxes	723	(2,480)

Contract terminations:
Data and Item Processing	2,688
ATM and Debit Card Processing	1,275
Merchant Card Processing	20
Loan Documentation System	18
Other	100	4,101

Lease terminations:
Bank Administrative Office Location	994
Previous Mortgage Operations	84	1,078

Other:
Professional fees	1,300
Write-off of fixed assets	437	1,737

Estimated core deposits intangible		(9,042)

Estimated goodwill		$50,129

(4) The pro forma adjustments related to the pro forma combined condensed balance sheet at September 30, 2006, are presented below (in thousands).

	Adjustments increase (decrease)
Assets
Interest-bearing deposits with other banks:
Cash consideration paid for Front Range’s preferred and common shares	$(72,000)
Preferred stock dividend	(70)
Professional fees	(1,300)
Change of control and severance agreements	(3,118)	$(76,488)

Securities:
Elimination of the unrealized loss on investment securities	2,010
Investment securities discount adjustment	(2,010)	(0)

Loans held for investment:
Fair value adjustment		1,010

Allowance for loan losses
Impact of allowance for loan losses		(1,300)

Premises and equipment:
Fair value adjustment	2,500
Write-off of fixed assets	(437)	2,063

Intangible assets:
Elimination of Front Range’s goodwill	(125)
Goodwill	50,129
Core deposits intangible	9,042	59,046

Other assets:
Deferred tax, fair value adjustment		(723)

		$(16,392)

Liabilities and Stockholders’ Equity
Liabilities:
Interest-bearing deposits:
Fair value adjustment		$(19)

Federal Home Loan Bank advances and other:
Fair value adjustment		409

Junior subordinated debentures:
Fair value adjustment		(83)

Other liabilities:
Data and item processing	2,688
ATM and debit card processing	1,275
Merchant card processing	20
Loan documentation system	18
Bank administrative office location	994
Previous mortgage operations	84
Other	100	5,179

Stockholders’ equity:
Preferred stock:
Elimination of Front Range preferred stock		(3,620)

Common stock:
Elimination of Front Range common stock		(11,414)

Retained earnings:
Preferred stock dividend	(70)
Elimination of remaining Front Range retained earnings	(8,039)	(8,109)

Unrealized gains:
Elimination of Front Range unrealized losses		1,265

Total stockholders’ equity		(21,878)

		$(16,392)

(5) The pro forma adjustments related to the pro forma combined condensed statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 are presented below (in thousands).

	Nine Months Ended September 30, 2006 Increase (Decrease)	Year Ended December 31, 2005 Increase (Decrease)
INTEREST INCOME
Amortization of the loan fair value adjustment over a period of 3 years using the effective interest method (the estimated contractual maturities)	$(252)	$(337)
Amortization of the investment discount adjustment over a period of 5 years using the effective interest method (the estimated weighted average life of the portfolio)	284	379

INTEREST EXPENSE
Amortization of the fixed maturity deposits fair value adjustment using the effective interest method over 5 years (the estimated remaining contractual maturities)	8	7
Amortization of the Federal Home Loan Bank advance fair value adjustment using the effective interest method over 5 years (the estimated remaining contractual maturities)	(66)	(86)

	Nine Months Ended September 30, 2006 Increase (Decrease)	Year Ended December 31, 2005 Increase (Decrease)
Amortization of junior subordinated debentures fair value adjustment using the effective interest method over the remaining period to the call date in 2011	14	18
Interest expense on $10 million in junior subordinated debentures issued at 7.12% (3 month LIBOR plus 1.75%)	533	712

Total net interest income adjustment	(457)	(609)

Provision for loan losses	(1,300)	—

Net interest income after provisions for loan losses adjustment	(1,757)	(609)

NON-INTEREST EXPENSES
Depreciation expense of the fair value adjustment for buildings over a period of 30 years using the straight line method	63	83
Amortization of the core deposit intangible over a period of ten years using an accelerated method	814	1,085
Elimination of FRCC corporate headquarter occupancy expense	(208)	(277)
Elimination of non-qualified employee retirement plan benefit expense	(181)	(329)
Elimination of Heritage Place property OREO write-downs	(2,553)	(500)
Elimination of Heritage Place property expenses	(315)	(396)

Total non-interest expenses adjustment	(2,380)	(334)

Increase (decrease) in income before income taxes	623	(275)
Income tax expense (benefit)	198	(99)

Increase (decrease) in net income	$425	$(176)

(6) The pro forma computation of basic and diluted average common shares outstanding for the nine months ended September 30, 2006 and for the year ended December 31, 2005 is presented below.

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
Average common shares outstanding, basic:
FSB average common shares outstanding, basic	17,564,279	15,391,863
FSB shares issued in the Access and NMFC acquisitions	—	2,134,752
Shares assumed issued in this offering	2,750,000	2,750,000

	20,314,279	20,276,615

Average common shares outstanding, diluted:
FSB average common shares outstanding, diluted	17,883,880	15,689,445
FSB shares issued in the Access and NMFC acquisitions	—	2,134,752
Dilution impact of Access’ options converted to FSB options	—	19,311
Shares assumed issued in this offering	2,750,000	2,750,000

	20,633,880	20,593,508

Supplemental forward-looking and projected information

The pro forma financial information presented excludes actions to be taken by management or expected to occur after the close of the Front Range acquisition. These actions are highly judgmental estimates of how historical management practices and operating decisions may or may not change as a result of the acquisition. First State intends to liquidate a significant portion of the investment portfolio of Front Range after the close of the transaction and utilize this liquidity to decrease First State’s outstanding Federal Home Loan Bank (“FHLB”) borrowings and to fund future loan growth. Based on management’s intent, the interest income on investments and the interest expense related to the FHLB advances will be lower after consummation of the acquisition. In addition, First State anticipates the combined entity will experience cost savings of approximately 30 percent of Front Range’s non-interest expenses due to the elimination of compensation expense associated with senior management employees as well as efficiencies in the elimination of redundant activities.

The supplemental forward-looking and projected information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results that would have been achieved had the merger occurred at the dates or at the beginning of the periods indicated. See “Forward Looking Statements” on page ii.

BUSINESS

We are a New Mexico-based bank holding company. We provide commercial banking services to businesses through our subsidiary bank, First Community Bank, formerly First State Bank N.M. As of September 30, 2006, we operated 49 branch offices, including 39 in New Mexico, seven in Colorado, two in Utah and one in Arizona. Based on total assets as of September 30, 2006, we are the largest independent bank holding company headquartered in New Mexico and one of the few remaining independent commercial banking organizations exclusively focused on the southwestern United States. We offer a broad range of lending and depository services including commercial, real estate and consumer loans to small and medium—sized businesses, professionals and individuals located in our markets. We believe our size provides us with competitive advantages in our marketplace. We are large enough to be able to offer our commercial and individual customers the range of products typically found in larger financial institutions. At the same time, we have worked hard to retain our identity as a community banking institution. We emphasize high touch, responsive customer service to our customers. We seek to provide individualized service, access to senior decision makers, and a quick turn around time on lending decisions. We believe that by offering our customers personalized service, we can compete effectively, particularly against the large super-regional institutions that control a majority of the deposits in our various markets.

We have grown substantially since we went public in 1993, through a combination of organic growth, driven by a de novo branching strategy, and acquisitions. In 2002, we entered the Colorado and Utah markets with the acquisition of FCIB. The acquisition of FCIB added approximately $400 million in assets to our Bank. In January of 2006, we acquired Access and NMFC. These two acquisitions added approximately $400 million in total assets to the Bank and provided an opportunity to enter the Phoenix, Arizona market. On October 4, 2006, we announced the execution of a definitive agreement to acquire Front Range for $72 million. This acquisition will add approximately $450 million in assets and 13 branches to our franchise along Colorado’s front range which includes the Denver metropolitan area. We believe that this acquisition will significantly accelerate our planned build-out of our Colorado franchise and going forward will permit us to focus on organic growth in our markets as opposed to growth through acquisitions.

We believe that the strategy we have employed successfully in the New Mexico market and are currently employing in the Colorado and Utah markets can be successfully employed in other markets in the Southwest, namely Phoenix, Arizona. Our goal is to continue building a broad-based, well capitalized, diversified, customer-focused regional financial institution while continuing to pursue the high growth strategy we have been successful with to date.

At September 30, 2006, we and First Community Bank were “well capitalized” under regulatory capital guidelines. At September 30, 2006, we had total assets, total deposits and total shareholders’ equity of $2.659 billion, $2.093 billion and $225 million, respectively.

During the 10 years ended September 30, 2006, our compound annual growth rates for assets, loans, deposits and EPS have been as follows:

Assets	24.2%
Loans	23.8%
Deposits	23.3%
EPS (1)	16.5%

(1)	Based on EPS for the nine months ended September 30, 1996 and September 30, 2006.

Our executive offices are located at 7900 Jefferson N.E., Albuquerque, New Mexico 87109, and our telephone number is (505) 241-7500.

Market Area and Growth Strategy

We currently conduct business through 49 branches located throughout New Mexico, in the front range and Denver metropolitan area of Colorado, and in the greater Salt Lake City, Utah and Phoenix, Arizona markets. Our markets contain some of the fastest growing economies in the United States. Furthermore, these markets have also recently experienced a significant amount of consolidation of other financial institutions which has resulted in large, out of market regional, super-regional, and money center institutions controlling a large percentage of the banking business while leaving a shortage of commercial community banks such as ourselves. We have capitalized on these circumstances throughout our existence by positioning ourselves as a local, responsive alternative to the impersonal service of the larger banks. We have done so by opening de novo branches throughout our markets in strategic locations, attracting employees and management teams who are not satisfied by working at larger organizations, and selectively entering into new markets that are significantly larger than our New Mexico markets through a combination of acquisitions and a de novo branching strategy.

We continue to evaluate and improve our branch locations and facilities. In 2003, we began repositioning several of our facilities in Colorado and Utah to improve the future growth in these markets. Our repositioning and renovation continued into 2005 and included opening one new branch in both Colorado and Utah and closing one facility in New Mexico. Our occupancy expenses grew slightly during 2005 and have increased modestly in 2006 with the addition of de novo branches in Colorado Springs, Colorado and Rio Rancho, New Mexico in the third quarter of 2006. We intend to add three to four de novo branches in the Phoenix market in 2007, with the first of those to open in the first quarter. In addition, de novo branches in Albuquerque, New Mexico and Ft. Collins, Colorado, are planned for the second quarter of 2007. We believe our investments in facilities will facilitate future growth as well as enable us to provide the convenience and quality of service that our customers deserve.

New Mexico. Our bank has its roots in New Mexico, where we were founded in 1922 and currently operate 39 branches, including 15 in the Albuquerque metro area, five in Santa Fe, and three in Taos. Our deposits in New Mexico total approximately $1.8 billion which ranks us third in the state with an approximate 8% market share. In total, the State of New Mexico contains approximately $20.9 billion in deposits.

The Albuquerque metropolitan area is the largest metropolitan area in New Mexico and is the financial center of the state. It has a diverse economy centered around federal and state government, military, service, and technology industries. Military facilities include Kirtland Air Force Base and Sandia National Laboratories. A number of companies, including Intel, General Mills, The Gap, Wal-Mart, and Eclipse Aviation have initiated or expanded operations in the area in the past several years.

Taos County is a popular year-round recreation and tourist area. Ski and golf resorts in the area attract visitors from throughout the southwestern and western United States. Taos also has an active art community catering to the tourist trade.

Santa Fe is the state capital of New Mexico. Its principal industries are government and tourism. Santa Fe is widely known for its southwestern art galleries and amenities, including the Santa Fe Opera. Santa Fe is one of the largest art markets in the United States, attracting visitors from all parts of the United States and many foreign countries.

Colorado. We entered the Colorado market through our 2002 acquisition of First Community Industrial Bank. We currently operate seven branches in the front range area of the state. The Colorado market is much larger than the New Mexico market. Specifically, the Denver metropolitan market contains approximately $19 billion of deposits while Boulder County contains approximately $5 billion of deposits. These markets are also served primarily by large out of market institutions and suffer from a scarcity of commercial community banking institutions such as ourselves.

The Colorado front range market area includes the Denver metropolitan area and the surrounding communities of Colorado Springs, Boulder, Longmont, and Fort Collins. Denver, the capital of Colorado and the state’s largest city, has a diverse economy including telecommunications, aerospace, financial services, computer software, biomedical, and many other high tech sectors. Colorado Springs also plays host to a growing number of high technology industries. Many private sector leaders in their fields are located in the front range area, including Qwest Communications, Intel, and Lockheed Martin. The Colorado front range has emerged as a premier center for high-tech and other businesses providing a blend of quality, affordable lifestyle, cultural and national sports attractions, and desirable climate.

Arizona and Utah. We entered the Salt Lake City, Utah market through our 2002 acquisition of FCIB and the Phoenix, Arizona market through our 2006 acquisition of Access. Our presence in Utah remains modest by design with only two branches. We believe the Phoenix, Arizona market has the potential to provide a significant amount of growth in the future. With over $78 billion in deposits, Arizona shares a number of characteristics of our other existing markets which have provided fertile grounds for our growth strategy, namely building market share at the expense of large out of market institutions.

Salt Lake City is the state capital of Utah and the financial center of the state. The Salt Lake City area has a diverse economy driven by technology companies, telemarketing, engineering, management services, universities, and state and local governments. Many major companies as well as small businesses operate throughout the area. The State of Utah is a recreation minded and livable community catering to year-round recreation with both mountain and desert areas nearby.

Sun City in Maricopa County, Arizona, is best known as a retirement community just minutes away from Phoenix, Arizona, the largest city in the state. Phoenix has a very diverse economic base which has seen dramatic growth during the last several years. We believe our business model, which is designed to attract disenfranchised customers of the very large banks, should work well in Maricopa County, where the three largest banks currently have 65% of the almost $55 billion deposit market. We intend to increase our market share through an aggressive de novo branching strategy. The Phoenix metropolitan area has a fairly diverse economy, including financial services, professional services, health care, leisure, hospitality, and government.

The Colorado, Arizona and Utah markets are much larger than New Mexico in total deposits and thus represent substantial growth potential for us. In particular, the Denver and Phoenix metropolitan statistical areas, or MSAs, are quite large. The following chart shows the total deposits within the states in which we operate and major MSAs, as well as the concentration of deposits for the five largest banks within each market:

	Total Deposits in Market (dollars in millions)*	Concentration of Deposits for the Top 5 Largest Banks (%)
States:
New Mexico	20,930	55.9
Colorado	74,087	48.3
Arizona	78,763	73.5
Utah	37,342	81.8

Major MSAs:
Albuquerque, NM MSA	9,066	81.6
Denver-Aurora, CO MSA	40,617	58.1
Phoenix-Mesa-Scottsdale, AZ MSA	55,962	72.5
Salt Lake City, UT MSA	16,248	87.4

*	The deposits of non-retail branches are not included.

Business Strategy

We intend to maximize long—term returns to shareholders by focusing on the following objectives:

Pursuing an Aggressive Growth Strategy. We intend to continue the aggressive growth strategy that has been successful for us over the years in New Mexico and which we are currently employing in our new markets of Utah and Colorado. Our markets are characterized by numerous acquisitions of local community banks by out of state institutions. We believe that our high touch personalized approach to banking provides us with a competitive advantage in this environment. Furthermore, Colorado, Utah and Arizona, markets that are relatively new to us, are much larger than our home market of New Mexico and therefore should provide us with significant growth prospects.

Customer Service. Our objective is to provide responsive customer service that is tailored to our customers’ needs. By maximizing personal contact with customers, maintaining low employee turnover, and endeavoring to understand the needs and preferences of our customers, we are working to maintain and further enhance our reputation of providing excellent customer service. We have developed a streamlined management structure that allows us to make credit and other banking decisions rapidly. We believe that this structure, when compared to other competing institutions, enables us to provide a higher degree of service and increased flexibility to creditworthy customers.

Employees. We recognize that our employees are the core of our overall business strategy. We are committed to providing a workplace environment in which our employees are valued and respected. We have strategically hired and promoted within the Bank many talented bankers and have provided each region in which the Bank operates with local decision making authority which allows us to best serve and attract small to medium size businesses.

Maintaining Asset Quality. We believe that we can mitigate our credit risk by adhering to strict underwriting criteria and carefully monitoring our loan portfolio. We aggressively manage our past due and classified loans to limit our net charge offs. While our lenders are primarily responsible for identifying potential problem loans, we also have an experienced internal loan review staff which assists in that process. In addition, this group reviews our overall credit administration. We believe that we can further mitigate our credit risk by maintaining a loan portfolio that has a small average loan size and that is geographically diverse.

Leveraging Economies of Scale. We believe that our investments in technology will continue to produce operational efficiencies during the next few years. Our investments in internet and telephone banking continue to provide alternative methods to enhance our ability to service both our retail and commercial customers. We continue on an implementation path with an imaging based document management and archiving system that is providing efficiencies in managing document flow and ensuring records retention is managed correctly and efficiently. All of our locations are linked together by a private voice and data network eliminating long distance costs for intracompany phone calls and data transmission. We have implemented VPN technology, which allows bank employees greater communication flexibility throughout the organization as well as increasing worker productivity. We are prepared for the efficiencies that will come with Check 21 with the development of our long term check and payment strategies. We believe these investments will allow us to expand our asset base without a commensurate increase in non-interest expenses.

Competition

First Community Bank competes for loans and deposits with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders, governmental organizations, and other institutions with respect to the scope and type of services offered, interest rates paid on deposits, and pricing of loans, among other things. Many of our competitors have significantly greater financial and other resources than we do. The Bank also faces significant competition for investors’ funds from sellers of short-term money market securities and other corporate and government securities.

First Community Bank competes for loans principally through the range and quality of its services, interest rates, and loan fees. We believe that the Bank’s personal-service philosophy enables the Bank to compete favorably with other financial institutions in its focus market of local businesses. The Bank actively solicits deposit-related clients and competes for deposits by offering customers competitive interest rates, personal attention, and professional service.

Employees

As of September 30, 2006, we had 837 full-time equivalent employees. We place a high priority on staff development, training, and selective hiring. We select new employees on the basis of both technical skills and customer-service capabilities. Our staff development involves training in marketing, customer service, and regulatory compliance. Our employees are not covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Legal Proceedings

From time to time we are involved in legal proceedings. In the ordinary course of our business, claims and lawsuits are filed against us or raised by counterclaims. These legal actions arise out of claims to enforce liens, claims in condemnation or quiet title proceedings on properties in which we hold security interests, and claims involving the making and servicing of real property loans and other issues incident to our business. In the opinion of management, the ultimate liability, if any, resulting from known claims or lawsuits will not have a material adverse effect on our consolidated financial position or results of operations.

Supervision and Regulation

We are a bank holding company subject to the supervision, examination, and regulation of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, under the Bank Holding Company Act, or the BHCA. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. As a bank holding company, our activities and those of our banking subsidiary, First Community Bank, are limited to the business of banking and activities closely related or incidental to banking, and we may not directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board.

Supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation, or the FDIC, and the banking system as a whole, not for the protection of bank holding company stockholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines and other penalties for violation of laws and regulations.

On January 1, 2005, the Federal Reserve Board’s revised bank holding company rating system became effective. The revised system more closely aligns the Federal Reserve’s rating process with the focus of its current supervisory practices by placing an increased emphasis on risk management, providing a more flexible and comprehensive framework for evaluating financial condition, and requiring an explicit determination of the likelihood that the non-depository entities of a bank holding company will have a significant negative impact on the depository subsidiaries. Under the revised rating system, each bank holding company is assigned a composite rating based on an evaluation and rating of three essential components of an institution’s financial condition and operations. These three components are: Risk Management; Financial Condition; and potential impact of the parent company and non-depository subsidiaries on the subsidiary depository institutions. A fourth rating, Depository Institution, mirrors the primary regulator’s assessment of the subsidiary depository institutions.

First Community Bank. As a New Mexico-chartered state member bank of the Federal Reserve System, First Community Bank is subject to regulation and supervision by the Federal Reserve Board and the New Mexico Financial Institutions Division and, as a result of the insurance of its deposits, by the FDIC. Almost every aspect of the operations and financial condition of First Community Bank is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, liquidity, earnings, dividends, reserves against deposits, management practices, branching, loans, investments, and the provision of services. Various consumer protection laws and regulations also affect the operations of First Community Bank. The deposits of First Community Bank are insured up to applicable limits by the FDIC.

Holding Company Liability. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its banking subsidiaries and commit resources to their support. This support may be required by the Federal Reserve Board at times when, absent this Federal Reserve policy, we may not be inclined to provide it. As discussed below under “Prompt Corrective Action,” a bank holding company in certain circumstances also could be required to guarantee the capital plan of an undercapitalized banking subsidiary. In addition, any capital loans by a bank holding company to any of its depository institution subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the banks.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Payment of Dividends. The Federal Reserve Board has issued a policy statement with regard to the payment of cash dividends by bank holding companies. The policy statement provides that, as a matter of prudent banking, a bank holding company should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality, and overall financial condition. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing.

In addition, as noted above, bank holding companies are expected under Federal Reserve Board policy to serve as a source of financial strength for their depository institution subsidiaries. This requirement, and the capital adequacy requirements applicable to bank holding companies, described below under “Capital Adequacy Requirements,” may also limit our ability to pay dividends.

As a bank holding company, we are a legal entity separate and distinct from First Community Bank. Our principal asset is the outstanding capital stock of First Community Bank. As a result, our ability to pay dividends on our common stock will depend primarily on the ability of First Community Bank to pay dividends to us in amounts sufficient to service our obligations. Dividend payments from First Community Bank are subject to federal and state limitations, generally based on the capital level and current and retained earnings of the bank. Approval of the Federal Reserve Board is required, for example, for payment of any dividend if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for that year combined with its retained net profits for the preceding two years. First Community Bank may not pay a dividend in an amount greater than its net profits. First Community Bank is also prohibited under federal law from paying any dividend that would cause it to become undercapitalized. In addition, the Federal regulatory agencies are authorized to prohibit a bank or bank holding company from engaging in an unsafe or unsound banking practice. The payment of dividends could, depending on the financial condition of First Community Bank, be deemed to constitute an unsafe or unsound practice.

Under New Mexico law, First Community Bank may not pay a dividend on its common stock unless its remaining surplus after payment of such dividend is equal to at least 20% of its minimum common capital requirement. First Community Bank is also prohibited from paying dividends from undivided profits if its reserves against deposits are impaired or will become impaired as a result of such payment.

Capital Adequacy Requirements. We are subject to the Federal Reserve Board’s risk-based capital and leverage guidelines for bank holding companies. The minimum ratio of total capital to risk-weighted assets (which are the credit risk equivalents of balance sheet assets and certain off balance sheet items such as standby letters of credit) is 8%. At least half of the total capital must be composed of common stockholders’ equity (including retained earnings), trust preferred securities, qualifying non-cumulative perpetual preferred stock (and, for bank holding companies only, a limited amount of qualifying cumulative perpetual preferred stock), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other disallowed intangibles and disallowed deferred tax assets, among other items (“Tier 1 Capital”). The remainder may consist of a limited amount of subordinated debt, other perpetual preferred stock, hybrid capital instruments, mandatory convertible debt securities that meet certain requirements, as well as a limited amount of reserves for loan losses (“Tier 2 Capital”). The maximum amount of Tier 2 Capital that may be included in an organization’s qualifying total capital is limited to 100% of Tier 1 Capital. The Federal Reserve Board has also adopted a minimum leverage ratio for bank holding companies, requiring Tier 1 Capital of at least 4% of average total consolidated assets.

Our subsidiary, First Community Bank, also is subject to risk-based and leverage capital guidelines of the Federal Reserve Board which are similar to those established by the Federal Reserve Board for bank holding companies. As discussed below under “Enforcement Powers of the Federal Banking Agencies,” failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in most severe cases, the termination of deposit insurance by the FDIC and the placement of the institution into conservatorship or receivership. The capital ratios for First State Bancorporation and First Community Bank are provided in the chart below.

Risk-Based Capital and Leverage Ratios.

	As of September 30, 2006
	Tier 1 Capital	Total Capital	Leverage Ratio
First State Bancorporation	9.43%	10.45%	8.28%
First Community Bank	9.34%	10.37%	8.20%
Minimum required ratio	4.00%	8.00%	4.00%
“Well capitalized” minimum ratio	6.00%	10.00%	5.00%

The federal bank regulatory agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk, interest rate risk and certain risks arising from nontraditional activities, as well as an institution’s ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization’s overall capital adequacy. The risk-based capital regulations also provide for the consideration of interest rate risk in the agencies’ determination of a banking institution’s capital adequacy. The regulations require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

Prompt Corrective Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, the federal banking agencies must take prompt supervisory and regulatory actions against undercapitalized depository institutions. Depository institutions, such as First Community Bank, are assigned one of five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and

“critically undercapitalized,” and are subjected to differential regulation corresponding to the capital category within which the institution falls. Under certain circumstances, a well capitalized, adequately capitalized, or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution’s capital, the agency’s corrective powers include, among other things:

•	prohibiting the payment of principal and interest on subordinated debt;

•	prohibiting the holding company from making distributions without prior regulatory approval;

•	placing limits on asset growth and restrictions on activities;

•	placing additional restrictions on transactions with affiliates;

•	restricting the interest rate the institution may pay on deposits;

•	prohibiting the institution from accepting deposits from correspondent banks; and

•	in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution’s holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy. Failure to meet capital guidelines could subject the bank to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, and to certain restrictions on business. As of September 30, 2006, each of First State Bancorporation and First Community Bank exceeded the required capital ratios for classification as “well capitalized.”

Enforcement Powers of the Federal Banking Agencies. The federal banking agencies have broad enforcement powers. Failure to comply with applicable laws, regulations, and supervisory agreements could subject First State Bancorporation or First Community Bank, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed under “Prompt Corrective Action,” the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, where the banking institution:

•	is undercapitalized and has no reasonable prospect of becoming adequately capitalized;

•	fails to become adequately capitalized when required to do so;

•	fails to submit a timely and acceptable capital restoration plan; or

•	materially fails to implement an accepted capital restoration plan.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of our outstanding common stock, or otherwise obtaining control or a “controlling influence” over us.

Restrictions on Transactions with Affiliates and Insiders. First Community Bank is subject to restrictions under federal law that limit certain transactions with affiliates, including loans, other extensions of credit, investments, or asset purchases. Such transactions by a banking subsidiary with any one affiliate are limited in amount to 10% of the bank’s capital and surplus and, with all affiliates together, to an aggregate of 20% of the bank’s capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts. These and certain other transactions, including any payment of money to us, must be on terms and conditions that are or in good faith would be offered to nonaffiliated companies.

The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all federally insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. Regulation O institutions are not subject to the prohibitions of the Sarbanes-Oxley Act of 2002 on certain loans to insiders.

Anti-Terrorism Legislation. We are subject to the USA Patriot Act of 2001 which contains the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. That Act contains anti-money laundering measures affecting insured depository institutions, broker-dealers, and certain financial institutions. The Act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. We have established policies and procedures to ensure compliance with the Act and the related regulations.

Interstate Banking and Branching. The Riegle-Neal Act enacted in 1994 permits an adequately capitalized and adequately managed bank holding company, with Federal Reserve Board approval, to acquire banking institutions located in states other than the bank holding company’s home state without regard to whether the transaction is prohibited under state law. In addition, national banks and state banks with different home states are permitted to merge across state lines, with the approval of the appropriate federal banking agency, unless the home state of a participating banking institution has passed legislation prior to that date that expressly prohibits interstate mergers. De novo interstate branching is permitted if the laws of the host state so authorize.

The Gramm-Leach-Bliley Act. The GLBA enables qualified bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws which prohibited the affiliation of banks and these other financial services entities under a single holding company. Certain qualified bank holding companies and other types of financial service entities may elect to become financial holding companies under the GLBA. Financial holding companies may engage in a wider range of activities and may affiliate with a wider range of companies than may bank holding companies that are not financial holding companies. The GLBA enables financial holding companies and their nonbank subsidiaries to engage in activities that are financial in nature, incidental to financial activities, or complementary to financial activities, including banking, securities underwriting, merchant banking, and insurance (both underwriting and agency services). Qualification as a financial holding company depends on subsidiary depository institutions remaining well capitalized and well managed, as defined in Federal Reserve Board regulations, and receiving at least satisfactory ratings under the Community Reinvestment Act. We currently qualify, and have elected with the Federal Reserve Board, to be a financial holding company under the GLBA, but do not engage in activities, or affiliate with any company, in reliance on our financial holding company status.

The financial activities authorized by the GLBA also may be engaged in by a “financial subsidiary” of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted by the financial holding company.

The GLBA also modified laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including us, from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to “opt out” of the disclosure. Financial institutions are also required to establish and maintain policies and procedures to safeguard their customers’ records and information. We have established policies and procedures regarding the GLBA financial privacy requirements and the related regulations.

Community Reinvestment Act. First Community Bank is subject to the CRA. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of its bank subsidiaries are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. First Community Bank received an “outstanding” CRA rating from the Federal Reserve at its most recent CRA examination.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, First Community Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Unfair Practices Acts of states, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers.

Effect on Economic Environment. The policies of regulatory authorities, especially the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits. Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings cannot be predicted.

Check 21 Act. We are subject to the Check Clearing for the 21st Century Act, or the Check 21 Act, which was enacted on October 28, 2003 and became effective on October 28, 2004. The Check 21 Act authorizes a new negotiable instrument called a “substitute check” to facilitate check truncation and electronic check exchange. A substitute check is a paper reproduction of the original check that contains an image of the front and back of the original check and can be processed just like the original check. The Check 21 Act provides that a properly prepared substitute check is the legal equivalent of the original check for all purposes. The Check 21 Act does not require any bank to create substitute checks or to accept checks electronically. The Check 21 Act includes new warranties, an indemnity, and expedited re-credit procedures that protect substitute check recipients. We have established policies and procedures designed for compliance with the Check 21 Act.

Corporate Governance—Sarbanes-Oxley Act of 2002 and NASD Independence Rules. We are subject to the Sarbanes-Oxley Act of 2002, or SOX, which implemented reforms intended to address securities and accounting fraud. Among other things, SOX established a new accounting oversight board to enforce auditing, quality control and independence standards, restricts provision of both auditing and consulting services by accounting firms, and provides for audit committee pre-approval of non-audit services to audit clients. To insure auditor independence, any non-audit services being provided to an audit client requires pre-approval by a company’s audit committee members. SOX requires chief executive officers and chief financial officers, or their equivalents, to certify to the accuracy of periodic reports filed with the Commission, subject to civil and criminal penalties for knowing violations. SOX also requires audit committees to be independent, and enacts other requirements for audit committee operations and selection of auditors. SOX expands the scope and penalties of the federal criminal code relating to securities and accounting fraud, and affords protection for employees who are “whistle-blowers.” We are subject to the requirements of Section 404 of SOX wherein management is required to establish and maintain internal controls and procedures for financial reporting and to report annually on (1) management’s responsibility for the internal controls and procedures for financial reporting and (2) their effectiveness. The assessment reported by management is the subject of an attestation report by our independent external audit firm.

Our independent registered public accounting firm has attested to, and reported on, management’s evaluation of internal controls and procedures over financial reporting as of December 31, 2005, which appears in Appendix A to our Form 10-K for the fiscal year ended December 31, 2005.

We are listed on the Nasdaq, a subsidiary of the National Association of Securities Dealers, or NASD. On November 2, 2003, the SEC approved NASD rules for companies listed on Nasdaq as part of their qualitative listing requirements for listing or continued listing relating to audit committee composition, audit committee charters, nominating committee charters, executive sessions of independent directors, and code of conduct requirements. Under the NASD rules, the audit committee must be composed of independent directors without recent affiliation with auditors of the company, must have at least one financial expert, must have an audit committee charter, directors must have executive sessions of independent directors, must have a nominating committee charter, and must have a code of conduct applying to all employees, officers, and directors meeting certain minimum standards. As required by the NASD rules, we have certified that we comply with the new rules. In addition, the NASD also requires audit committee approval of all related party transactions and that a majority of the board of directors be independent under the NASD definition of independence.

Our board is committed to maintaining a corporate governance structure that meets or exceeds the requirements of SOX and the NASD rules.

Deposit Insurance Reform. The deposits of First Community Bank are insured up to applicable limits by the FDIC. The Federal Deposit Insurance Reform Act of 2005 made several changes in the structure of deposit insurance. Among these, the Bank Insurance Fund and the Savings Association Fund were merged into a new fund, the Deposit Insurance Fund, effective March 31, 2006. The Act also increases deposit coverage for certain retirement accounts and provides the FDIC with greater flexibility in assessing insurance premiums on insured banks, including First Community Bank.

Future Legislation. Various legislation is from time to time introduced in Congress and state legislatures with respect to the regulation of financial institutions. Such legislation may change the banking statutes and our operating environment in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations, would have upon our financial condition or our results of operations.

ACQUISITION OF FRONT RANGE CAPITAL CORPORATION

On October 4, 2006, we entered into an agreement to acquire Front Range for $72 million in cash. Front Range is a bank holding company headquartered in Broomfield, Colorado, southeast of Boulder along the Denver-Boulder business corridor. Front Range’s banking subsidiary, Heritage Bank, has 13 full-service branches in the Denver-Boulder-Longmont triangle. Heritage Bank also offers investment services through its investment division, Heritage Investments, and mortgage loans through its mortgage division, Heritage Bank Mortgage Division.

We believe that our acquisition of Front Range:

•	allows us to accelerate our franchise expansion in Colorado;

•	provides a platform for continued financial growth;

•	allows us to focus on new markets; and

•	eliminates our need for future merger and acquisition activities in Colorado.

The respective obligations of Front Range and us to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•	the receipt of all required regulatory approvals and expiration of all applicable statutory waiting periods;

•	the absence of any judgment, injunction, order, writ, ruling or award of any governmental entity of competent jurisdiction, other legal restraint or prohibition that prevents the consummation of the merger;

•	the absence of any law, statute, treaty, code, ordinance, rule, regulation, order or judgment of any governmental entity that prohibits or makes consummation of the merger illegal;

•	the absence of any pending proceedings initiated by any governmental entity seeking a legal restraint or prohibition against the merger; and

•	the receipt of the approval of holders of Front Range’s voting common stock and voting preferred stock.

Our obligation to consummate the merger is also subject to the satisfaction or waiver of the following conditions:

•	the accuracy of representations and warranties of Front Range and Heritage Bank contained in the merger agreement, subject generally to a material adverse effect standard;

•	the performance by Front Range and Heritage Bank of their obligations contained in the merger agreement in all material respects;

•	the receipt of required third-party consents, except those consents the failure of which to obtain or to be in full force and effect would not reasonably be expected to have a material adverse effect on Front Range;

•	that none of the required regulatory approvals and no law, statute, treaty, code, ordinance, rule, regulation, order or judgment of any governmental entity enacted, entered, promulgated or enforced by any governmental entity after the date of the merger agreement shall have imposed any condition or requirement which would be reasonably likely to have or result in a material adverse effect on the economic or business benefits to us of the transactions contemplated by the merger agreement; and

•	our receipt of all financing required to consummate the merger and other transactions contemplated by the merger agreement and to pay all related fees, costs and expenses.

The obligation of Front Range to consummate the merger is subject to the satisfaction or waiver of the following conditions:

•	the accuracy of our representations and warranties contained in the merger agreement;

•	the performance by us of our obligations contained in the merger agreement in all material respects; and

•	no proceeding by any governmental entity seeking an injunction shall be pending.

While we anticipate that all such conditions will be satisfied, we cannot assure you that all such conditions will be satisfied, or where permissible, waived.

In the event of a termination of the merger agreement under certain circumstances, a party to the merger agreement may be required to pay the other a termination fee in an amount equal to $1,440,000. The merger agreement may be terminated at any time prior to the closing:

•	by mutual written consent of Front Range and us;

•	by either Front Range or us upon written notice to the other party:

•	60 days after the date on which any request or application for a required regulatory approval has been denied by any governmental entity which must grant that regulatory approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable governmental entity; provided, however, that neither party is permitted to terminate the merger agreement for this reason if the denial was due to the failure of the party seeking to terminate the merger agreement or its affiliate to perform its agreements under the merger agreement; or

•	if any governmental entity of competent jurisdiction has issued a final nonappealable order prohibiting the merger;

•	by either Front Range or us if the merger has not been consummated on or before April 15, 2007, unless the failure of the closing to occur by such date was due to the failure of the party seeking to terminate the merger agreement or its affiliate to perform its agreements under the merger;

•	by either Front Range or us upon written notice to the other party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there shall have been a breach of any of the representations or warranties set forth in the merger agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing (or whose affiliate is committing) such breach, or which breach, by its nature, cannot be cured prior to the closing; provided, however, that neither party shall have the right to terminate the merger agreement pursuant to the provision described in this bullet unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the merger;

•	by either Front Range or us upon written notice to the other party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there shall have been a material breach of any of the covenants or agreements set forth in the merger agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the party committing such breach of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the closing;

•	by either Front Range or us upon written notice to the other party, if the merger agreement is not approved and adopted by the requisite vote of the holders of Front Range’s voting common stock and voting preferred stock under applicable law at the special meeting; provided, however, that Front Range shall not be entitled to terminate the merger agreement pursuant to the provision described in this bullet if it is in breach of its obligations to take all actions to convene a meeting of stockholders or with respect to a third party acquisition proposal; or

•	by us, upon written notice to Front Range, if, prior to the effective time of the merger upon written notice to Front Range, the board of directors of Front Range (or a committee thereof) shall have withdrawn, or modified in a manner adverse to us, its recommendation of the merger.

Our acquisition of Front Range is subject to the prior approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act and the prior approval of the Director of the Financial Institutions Division of the State of New Mexico and the State of Colorado Division of Banking. We are currently working to obtain such approvals.

DESCRIPTION OF CAPITAL STOCK

The following descriptions do not purport to be complete and are subject to, and qualified in their entirety be reference to, our Restated Articles of Incorporation and our Bylaws, as amended to date.

Common Stock

Voting. Our common stock is currently our only voting security. Shares of our preferred stock issued in the future may be granted voting rights at the discretion of our Board of Directors. On matters submitted to our shareholders, the holders of our common stock are entitled to one vote for each share held. No shares have cumulative voting rights.

Dividends. Holders of shares of our common stock are entitled to receive any dividends declared by our Board of Directors out of funds legally available therefor. Our ability to pay cash dividends is subject to the ability of First Community Bank to pay dividends or make other distributions to us, which in turn is subject to limitations imposed by law and regulation. See “Supervision and Regulation.”

Liquidation Rights. In the event of our liquidation or dissolution, all of our assets legally available for distribution after payment or provision for payment of (i) all of our debts and liabilities, (ii) any accrued dividend claims and (iii) liquidation preferences of any of our outstanding preferred stock, and will be distributed ratably, in cash or in kind, among the holders of our common stock.

Other Characteristics. Our common stock is not entitled to any preemptive right to subscribe for or receive any shares of any class of our stock (or any securities convertible into shares of our stock) issued in the future.

Preferred Stock

Our Restated Articles of Incorporation provide for one or more classes of preferred stock, which must be separately identified. The shares of any such class may be divided into and issued in series, with each series separately designated to distinguish the shares thereof from the shares of all other series and classes. The terms of each series shall be stated in a certificate of designations and may provide for, among other things, board representation, voting rights and dividend and liquidation preferences. All shares of the same class must be identical except as to certain relative rights and preferences specified in our Restated Articles of Incorporation, as to which there may be variations between different series. Our preferred stock could be deemed to have an antitakeover effect in that, if a hostile takeover situation should arise, shares of our preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

The effects of the issuance of our preferred stock on the holders of our common stock could include, among other things, (i) reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock, (ii) restrictions on dividends on common stock if dividends on the series of preferred stock are in arrears, (iii) dilution of the voting power of common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights, (iv) dilution of the equity interest of holders of common stock if the series of preferred stock is convertible, and is converted, into common stock and (v) restrictions on the rights of holders of common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Trust Preferred Securities

We utilize trust preferred securities as a form of capital for regulatory purposes. Trust preferred securities are a particularly attractive form of funding for bank holding companies because, subject to certain terms and conditions, trust preferred securities are considered Tier 1 capital for regulatory purposes and as debt for tax purposes.

Currently trust preferred securities can constitute up to 25% of Tier 1 capital. In 2005, the Federal Reserve Board released a final rule incorporating two substantive changes in the capital treatment of trust preferred securities. This limit has been changed to provide that: (1) as of March 31, 2009, the amount of trust preferred securities that a bank holding company may include as Tier 1 capital will be limited to 25% of the sum of all core capital elements including trust preferred securities, net of goodwill less any associated deferred tax liability, and (2) after March 31, 2009, amounts of trust preferred securities in excess of the 25% limit will be included in Tier 2 capital, limited to 50% of Tier 1 capital. Based on our current amount of trust preferred securities, the changes which go into effect March 31, 2009 will not have an impact in the capital treatment of our trust preferred securities.

Offering of Trust Preferred Securities in the Fourth Quarter of 2006

We plan to issue approximately $17.5 million in trust preferred securities in the fourth quarter of 2006. We intend to use the proceeds from the proposed offering of these trust preferred securities to pay a portion of the purchase price for our acquisition of Front Range as well as to redeem approximately $7.5 million of our outstanding trust preferred securities.

Common Stock Purchase Rights

On December 18, 1996, we paid a dividend of one right (a “right”) for each outstanding share of our common stock held of record at the close of business on November 20, 1996, or issued thereafter and before the Separation Time (as defined in the Rights Agreement, as defined below) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of October 25, 1996 (the “Rights Agreement”), between us and American Securities Transfer & Trust, Inc., as Rights Agent. Each right entitled its registered holder to purchase from us, after the Separation Time, one share of our common stock for $45, subject to adjustment. The Rights Agreement and the rights expired on November 20, 2006 and we do not anticipate renewing the Rights Agreement or issuing new rights at this time.

Certain Anti-Takeover Provisions

The following discussion is a summary of certain material provisions of our Restated Articles of Incorporation, which could have anti-takeover effects.

Classified Board of Directors. Under our Restated Articles of Incorporation, our Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of our Board of Directors will have the effect of making it more difficult to change the composition of our Board of Directors, because at least two annual meetings of our shareholders would be required to change the control of our Board of Directors rather than one. In addition, our Restated Articles of Incorporation provide for the affirmative vote of two-thirds of our outstanding common stock to remove our directors without cause. This helps achieve the benefits of the classification since shareholders holding a simple majority of our common stock could not remove without cause the two classes of directors not standing for election in a particular year. The New Mexico Business Corporation Act currently provides for a simple majority vote to remove directors, with or without cause.

Advance Notice of Shareholder Proposals and Nominations. Our Restated Articles of Incorporation establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before a meeting of our shareholders. This advance notice procedure provides that only persons who are nominated by, or at the direction of, our Board of Directors, or by a shareholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors or by a shareholder who has given timely written notice to our Secretary of such shareholder’s intention to bring such business before such meeting.

Notice will be timely if our Secretary receives it not less than 35 nor more than 50 days before the meeting, unless we have given less than 45 days prior notice or public disclosure of the meeting, in which case the shareholder will have until the 10th day after we gave notice or made public disclosure of the meeting to give notice. In the case of nominations for directors, our Restated Articles of Incorporation further require that the shareholder’s notice set forth certain information concerning the shareholder and the nominee. In the case of proposed business, the shareholder’s notice shall briefly describe the business and the reasons for considering it, state the shareholder’s name and address, represent that the shareholder is entitled to vote at the meeting and intends to appear in person or by proxy at the meeting, and state any material interest of the shareholder in the proposed business. The chairman of the meeting will have the power to receive a notice relating to a shareholder nomination or a proposal for business and will not accept nominations and proposals not made in accordance with these procedures. This provision requires notices in addition to those currently required by law to permit shareholders to make proposals at any meetings of shareholders.

The advance notice requirements allow our Board of Directors to consider the qualifications of the proposed nominees for the reasons for the proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform shareholders about those qualifications or reasons. Although these provisions do not give our Board of Directors any power to approve or disapprove shareholder nominations for election of directors or proposals for other business, they may have the effect of precluding a contest for the election of directors or proposals for other business if the procedures set forth in our Restated Articles of Incorporation are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to propose other business, without regard to whether this might be harmful or beneficial to us and our shareholders.

Super-Majority Vote. Our Restated Articles of Incorporation require the affirmative vote of 66.6% of our outstanding shares entitled to vote on the merger, consolidation, sale, lease or exchange of all or substantially all of our assets if the offeror or any affiliate of the offeror owns of record, or owns beneficially, directly or indirectly, more than 10% of any class of our equity securities.

UNDERWRITING

Subject to the terms and conditions of the purchase agreement among us and the underwriters named below, who are represented by Keefe, Bruyette & Woods, Inc., Raymond James & Associates, Inc., FTN Midwest Securities Corp and Sterne, Agee & Leech, Inc., each underwriter has severally, but not jointly, agreed to purchase from us, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite their names below:

Underwriter	No. of Shares
Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.
FTN Midwest Securities Corp
Sterne, Agee & Leach, Inc.

Total

The purchase agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering. The underwriters are obligated to take and pay for all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are taken.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share.

We have granted options to the underwriters, exercisable during the 30-day period after the date of the purchase agreement, to purchase up to 412,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. Each underwriter may exercise this option only to cover over-allotments, if any, incurred in the sale of the shares that underwriter has agreed to purchase. To the extent that an underwriter exercises such options, that underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as is approximately the percentage of shares of common stock that it is obligated to purchase of the total number of the shares under the purchase agreement and as shown in the table set forth above.

The following table shows the public offering price, underwriting discounts and commissions and proceeds to us, before expenses. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	With Over Allotment	Without Over Allotment
Public offering price
Underwriting discounts and commissions
Proceeds to us, before expenses

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $510,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the underwriters may be required to make in respect thereof.

We and each of our directors and executive officers have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or enter into any swap or any other arrangement that transfers in whole or in part, directly or indirectly, any of the economic consequences of ownership of common stock, for a period of 90 days from the date of the purchase agreement without the prior written consent of Keefe, Bruyette & Woods, Inc., except for certain customary exceptions that will apply to us and our officers and directors.

In connection with this offering, the underwriters and certain selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase common stock for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more common stock in connection with the offering than they are committed to purchase from us, and in such case may purchase common stock in the open market following completion of the offering to cover all of a portion of such short position. The underwriters may also cover all or a portion of such short position, up to 412,500 shares of common stock, by exercising the underwriters’ over-allotment option referred to above. Any transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they are undertaken, they may be discontinued at any time.

Our common stock is traded on Nasdaq under the symbol “FSNM.” In connection with this offering, underwriters who are qualified market makers on the Nasdaq may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

From time to time, the underwriters or certain of their affiliates have provided, and may continue to provide in the future, investment banking services to us and our affiliates, for which they have received, and expect to receive, customary compensation. Keefe, Bruyette & Woods, Inc. also acted as financial advisor to us in connection with the Front Range acquisition and will act as placement agent in connection with our proposed offering of trust preferred securities in the fourth quarter of 2006 and earned customary fees for its services in connection therewith.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent registered public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Houston, Texas. The validity of the shares offered hereby will be passed upon for us by our corporate counsel, Hinkle, Hensley, Shanor & Martin, LLP, Sante Fe, New Mexico. Certain legal matters will be passed upon for the underwriters by Sidley Austin LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. You can also inspect reports, proxy statements and other information about us at the offices of the Nasdaq Stock Market, Inc., Investor Relations, One Liberty Plaza, 50th Floor, New York, NY 10006.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	Current Reports on Form 8-K dated January 4, 2006, January 9, 2006, January 11, 2006, January 20, 2006, March 15, 2006, June 2, 2006, October 4, 2006, October 5, 2006, October 27, 2006 and November 28, 2006; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated April 25, 1997.

You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number: Christopher C. Spencer, Chief Financial Officer, 7900 Jefferson, N.E., Albuquerque, New Mexico 87109, (505) 241-7154. Our telephone number is (505) 241-7500.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

No dealer, salesperson, or any other person has been authorized to give any information or to make any representation other than as contained in this prospectus in connection with this offering, and, if given or made, the information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in our affairs since the dates as of which information is furnished herein or since the date hereof.

FIRST STATE

BANCORPORATION

2,750,000 Shares of Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Raymond James

FTN Midwest Securities

Sterne Agee

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the Registrant:

SEC registration fee	$8,443
NASD filing fee	$8,391
Accounting fees and expenses	$50,000
Legal fees and expenses	$350,000
Printing and engraving expenses	$70,000
Miscellaneous	$23,166

Total	$510,000

Item 15.	Indemnification of Directors and Officers.

Section 53-11-4.1 of the New Mexico Business Corporation Act empowers a corporation to indemnify any officer or director against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the person in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In an action, suit, or proceeding by or in right of the corporation, indemnification is only permitted for its officer’s or director’s reasonable expenses and is not permitted at for if the person is adjudged to be liable to the corporation. In addition, a director or officer shall not be indemnified where the person was adjudged to be liable on the basis that the person improperly received a personal benefit. This section also empowers a corporation to maintain insurance or furnish similar protection, including, but not limited to, providing a trust fund, a letter of credit, or self-insurance, on behalf of any officer of director against any liability asserted against the person in such capacity, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of this section.

The indemnification authorized by Section 53-11-4.1 is not exclusive of any other rights to which an officer of director may be entitled under the articles of incorporation, the bylaws, an agreement, a resolution of shareholders or directors or otherwise.

Our Bylaws provide that our current and former officers and directors shall be indemnified to the fullest extent authorized by law against any all expenses, liabilities and losses (including, without limitation, investigation expenses and expert witnesses’ and attorneys’ fees and expenses, judgments, penalties, fines and settlements) actually incurred by the person in connection with any action, suit or proceeding, whether civil, criminal, administrative, or investigative, based upon or relating to such person’s capacity as a director or officer. However, we shall indemnity that person in an action, suit or proceeding initiated by that person only if a two-thirds vote of our Board of Directors has authorized that action, suit or proceeding. We shall not indemnify any of our officers or directors for any civil money penalty, judgment or other liability or legal expenses in connection with any proceeding or civil action instituted by any federal banking agency that results in a final order or settlement pursuant to which that officer or director is assessed a civil money penalty, is removed from office or is required to cease and desist from, or to take any affirmative action described in, Section 8(b) of the Federal Deposit Insurance Act.

In addition, our Restated Articles of Incorporation exculpate our directors from liability for monetary damages for breaches of their fiduciary duties to us, except where the person has breached or failed to perform their duties in compliance with Section 53-11-35 of the New Mexico Business Corporation Act and the breach or failure constitutes willful misconduct or recklessness (or negligence in the case where the person has an ownership interest in us or received compensation of more than $2,000 in any calendar year from us as a director or employee).

We have employment agreements with certain of our senior executives. Under the terms the agreements, we will indemnify, defend and hold harmless each executive against all losses, claims, damages, costs, expenses (including attorney fees), liabilities, judgments or amounts paid in settlement of or in connection with any claim, action, suit, proceeding or investigation which arises out of such person serving in his capacity as our employee or executive and pertaining to any matter or fact arising, existing or occurring before a change of control to the fullest extent permitted under applicable New Mexico or federal law, our Restated Articles of Incorporation and Bylaws.

We provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

Item 16.	Exhibits.

The following exhibits are filed with this Registration Statement:

Exhibit No.	Description
1.1	Form of Purchase Agreement by and between the Underwriters and First State Bancorporation.

2.1	Agreement and Plan of Merger, dated as of August 31, 2005, by and among First State Bancorporation, Access Anytime Bancorp, Inc. and AccessBank (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on September 2, 2005).

2.2	Agreement and Plan of Merger, dated as of September 2, 2005, by and among First State Bancorporation, New Mexico Financial Corporation and Ranchers Banks (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on September 6, 2005).

2.3	Amendment Number 1 to the Agreement and Plan of Merger, dated September 29, 2005, by and among First State Bancorporation, Access Anytime Bancorp, Inc. and AccessBank (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on September 30, 2005).

2.4	Agreement and Plan of Merger, dated as of October 4, 2006, by and among First State Bancorporation, MSUB, Inc., Front Range Capital Corporation and Heritage Bank (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on October 5, 2006).

4.1	Restated Articles of Incorporation of First State Bancorporation (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form S-2, Commission File No. 333-24417, filed with the Commission on April 25, 1997).

4.2	Articles of Amendment to the Restated Articles of Incorporation of First State Bancorporation (incorporated by reference from Exhibit 3.2 to the Company’s Annual Report on Form 10-K, Commission File No. 001-12487, filed with the Commission on March 16, 2006).

4.3	Articles of Amendment to the Restated Articles of Incorporation of First State Bancorporation (incorporated by reference from Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q, Commission File No. 001-12487, filed with the Commission on August 9, 2006).

Exhibit No.	Description
4.4	Amended Bylaws of First State Bancorporation (incorporated by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, Commission File No. 001-12487, filed with the Commission on May 15, 2003).

4.5*	Form of specimen certificate representing First State’s common stock.

5.1	Opinion of Hinkle, Hensley, Shanor & Martin, LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Hinkle, Hensley, Shanor & Martin, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page to the Registration Statement).

*	Previously filed

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1) For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico, on December 4, 2006.

FIRST STATE BANCORPORATION

By:	/s/ MICHAEL R. STANFORD
Michael R. Stanford President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on December 4, 2006.

Signatures	Title

/S/ MICHAEL R. STANFORD Michael R. Stanford	President, Chief Executive Officer, and Director (Principal Executive Officer)

/S/ H. PATRICK DEE H. Patrick Dee	Executive Vice President, Treasurer, and Director

/S/ CHRISTOPHER C. SPENCER Christopher C. Spencer	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Nedra Matteucci	Director

* Lowell A. Hare	Director

* A. J. (Jim) Wells	Director

* Daniel H. Lopez, Ph.D.	Director

* Leonard J. DeLayo, Jr.	Director

* Bradford M. Johnson	Director

* Douglas M. Smith, M.D.	Director

* Herman N. Wisenteiner	Director

* By:	/S/ MICHAEL R. STANFORD
Michael R. Stanford Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Purchase Agreement by and between the Underwriters and First State Bancorporation.

2.1	Agreement and Plan of Merger, dated as of August 31, 2005, by and among First State Bancorporation, Access Anytime Bancorp, Inc. and AccessBank (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on September 2, 2005).

2.2	Agreement and Plan of Merger, dated as of September 2, 2005, by and among First State Bancorporation, New Mexico Financial Corporation and Ranchers Banks (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on September 6, 2005).

2.3	Amendment Number 1 to the Agreement and Plan of Merger, dated September 29, 2005, by and among First State Bancorporation, Access Anytime Bancorp, Inc. and AccessBank (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on September 30, 2005).

2.4	Agreement and Plan of Merger, dated as of October 4, 2006, by and among First State Bancorporation, MSUB, Inc., Front Range Capital Corporation and Heritage Bank (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K, Commission File No. 001-12487, filed with the Commission on October 5, 2006).

4.1	Restated Articles of Incorporation of First State Bancorporation (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form S-2, Commission File No. 333-24417, filed with the Commission on April 25, 1997).

4.2	Articles of Amendment to the Restated Articles of Incorporation of First State Bancorporation (incorporated by reference from Exhibit 3.2 to the Company’s Annual Report on Form 10-K, Commission File No. 001-12487, filed with the Commission on March 16, 2006).

4.3	Articles of Amendment to the Restated Articles of Incorporation of First State Bancorporation (incorporated by reference from Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q, Commission File No. 001-12487, filed with the Commission on August 9, 2006).

4.4	Amended Bylaws of First State Bancorporation (incorporated by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, Commission File No. 001-12487, filed with the Commission on May 15, 2003).

4.5*	Form of specimen certificate representing First State’s common stock.

5.1	Opinion of Hinkle, Hensley, Shanor & Martin, LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Hinkle, Hensley, Shanor & Martin, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page to the Registration Statement).

*	Previously filed